                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934



                              I/OMAGIC CORPORATION
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)

         Nevada                                        86-0359523
---------------------------------            ---------------------------------
(State or Other Jurisdiction                 (IRS Employer Identification No.)
of Incorporation or Organization)


    6 Autry, Irvine, California                          92618
---------------------------------------                ----------
(Address of principal executive offices)               (Zip Code)


                                 (949) 727-7466
                ------------------------------------------------
                (Issuer's Telephone Number, Including Area Code)


Securities to be registered under Section 12(b) of the Act:

         Title of each class                 Name of each exchange on which
         to be so registered                 each class is to be registered
         -------------------                 ------------------------------
                None                                   None

               ------                                 ------

               ------                                 ------

Securities to be registered pursuant to section 12(g) of the Act:

    COMMON STOCK, PAR VALUE $.001
    -----------------------------
          (Title of Class)

                                    PART I

ITEM 1.           DESCRIPTION OF BUSINESS

         A.       BUSINESS DEVELOPMENT

                  1.       FORM AND YEAR OF ORGANIZATION

         I/OMagic Corporation, a California corporation ("I/OMagic California") was incorporated under the laws of the State of California on September 30, 1993. I/OMagic offers products in both the personal computer and the consumer electronics marketplace. These products include a variety of peripheral upgrades for desktop and portable applications. I/OMagic's customers include many of the largest North American personal computer mass merchants and consumer electronic retailers, including, but not limited to, Comp USA, Inc., Circuit City and OfficeMax.

                  2.       ACQUISITION AGREEMENT

         I/OMagic California entered into a Plan of Exchange and Acquisition Agreement (the "Acquisition Agreement") with Silvercrest International, Inc., a Nevada corporation ("Silvercrest") on March 18, 1996. Pursuant to the Acquisition Agreement, Silvercrest issued 6,570,583 shares of common stock in exchange for 6,570,583 shares of common stock of I/OMagic California, which constituted 100% of the issued and outstanding shares of I/OMagic California. Prior to the execution of the Acquisition Agreement, Silvercrest was a public company with dormant operations. Silvercrest's common stock was listed on the Over-The-Counter Bulletin Board market as of March 1, 1996. Silvercrest changed its name to I/OMagic Corporation, a Nevada corporation, on March 20, 1996. Effective as of the date of the Acquisition Agreement, the board of directors of Silvercrest resigned and I/OMagic's directors were appointed as the new Board of Directors. The acquisition has been treated as a recapitalization of I/O Magic California, with I/OMagic California as the accounting acquirer (reverse acquisition). As a result of the acquisition, I/OMagic California, became a wholly-owned subsidiary of I/OMagic Corporation, a Nevada corporation. I/OMagic is traded publicly on the Over-The-Counter Bulletin Board under the symbol "IOMC."

         Unless otherwise indicated, all references to the "Company" and I/OMagic include the consolidated operations and business of I/OMagic Corporation, a Nevada corporation, and I/OMagic Corporation, a California corporation.

         B.       BUSINESS OF ISSUER

                  1.       PRINCIPAL PRODUCTS AND THEIR MARKETS

         I/OMagic offers products in both the personal computer ("PC") and the consumer electronics marketplace. These products include a variety of peripheral upgrades for desktop and portable applications. I/OMagic's customers include many of the largest North American personal computer mass merchants and consumer electronic retailers, including, but not limited to, Comp USA, Inc., Circuit City and OfficeMax.

         The Company's product mix is constantly adjusted to reflect current market conditions. Currently, the Company' s products include: CD Read Only Memory ("ROM") drives, CD-Read/Write drives, Digital Video Disc ("DVD") drives, audio cards, video display cards, modems, video conferencing cameras, and other peripheral accessories. The Company's strategy is to constantly monitor market demand and to update its product mix to reflect after-market conditions.

                           a.       OPTICAL STORAGE DRIVES

         Approximately 50% of the Company's gross revenues generated from January 1, 1999 through June 30, 1999 were generated through the sale of a variety of CD ROM drives. These drives include CD-ROM playback, CD Readable/Writable ("CDRW") and DVD Playback for DVD format movies and other applications. The primary function of all of these products is to provide an interface, or link, between reading (playback) and writing (storing) various data formats that are interfaced with both desktop and portable computer architecture. These products are sold throughout North America to virtually all of the Company's customers. This market segment tends to constantly shift toward greater speed and functionality. The Company believes that this shift has historically been created due to market opportunities as consumers constantly search for the most advanced features and standards available.

                           b.       AUDIO PERIPHERAL UPGRADE CARDS

         Approximately 10% of the Company's gross revenues during the first six months of calendar 1999 were generated through the sale of its audio peripheral upgrade cards. I/OMagic developed the Tempo PC Card, which was launched during the fourth quarter of 1993 as one of the first Personal Computer Memory Card Industry Association ("PCMCIA") audio peripheral upgrade cards to provide audio upgrade functionality for the portable marketplace. While this product was discontinued due to technical obsolescence, the Company changed its marketplace position by introducing a variety of peripheral audio cards for desktop applications to address specific marketplace demands, including computer games, business applications and other audio applications. The Company's audio product mix provides a range of technologies based upon specifications geared too the specific application. These applications include the basic standard video conferencing application to a full range of audio intensive gaming features. I/OMagic's key suppliers constitute a number of high volume computer peripheral manufacturers. Two key suppliers of the Company are also large shareholders of the Company. I/OMagic believes that it is provided extended interest free trade credit, favorable pricing and early access to key technologies.

                           c.       VIDEO PERIPHERAL UPGRADE CARDS

         Approximately 12% of the Company's gross revenues during the first six months of calendar 1999 were generated through the sale of its video peripheral upgrade cards and video capture cameras. I/OMagic developed the Focus Video Capture Card, which was launched during the first quarter of 1994 as one of the first PCMCIA video capture cards to address the portable computer market. While this product was eventually discontinued due to technical obsolescence, the Company changed its marketplace position by offering a variety of video display cards addressing the business and gaming market segments. The Company's product mix currently includes three different video cards addressing the various technological needs of the end user. In addition, the Company markets MagicVision which is a camera intended to facilitate video conferencing and other applications that provide video capture capabilities.

                           d. MODEMS, FLOPPY DISK DRIVES, SCANNERS, KEYBOARDS AND OTHER PERIPHERALS

         The balance of the Company's gross revenues during the first six months of calendar 1999 (approximately 28%) were generated through the sale of a variety of products including modems, floppy disk drives, scanners, keyboards and other peripherals. As of the date of this filing, the Company is one of the first distributors of scanners designed specifically for portable computers by the name of MobileScan. The composition of this product mix varies according to market demands.

         The Company believes that its primary strategic advantage is its ability to expeditiously identify and adjust to an ever-evolving marketplace. This ability was evidenced in its quick adjustment to changes in the CD ROM and the video and audio card markets from 1993-1999. As retail mass merchants consolidate, the Company believes that its ability to offer a wide assortment of peripheral products addressing current technological needs provides it with a competitive advantage. As noted more fully below, the Company's major shareholders provide substantial Asian manufacturing capacity in a majority of its product lines. These relationships provide primarily three benefits:
(i) cost advantages associated with a reduction in unit costs brought about by increased size of production facilities; (ii) substantial capacity well in excess of the Company's current needs and (iii) favorable trade financing terms.

                           e.       INDUSTRY OVERVIEW

         The Company believes that the recent emergence of the Internet, coupled with the ready availability of basic, low priced personal computers and personal device applications ("PDA") provides consumers with the platform to technologically improve utilizing, among other things, the products provided by the Company. In the aggregate, the Company's product mix focuses upon the enhancement of the functionality of personal computers.

         The lower priced PC market had a substantial impact on the U.S. consumer segment, as 50 percent of all U.S. households had a PC in 1998, according to DataQuest, Inc. The PC industry has made great strides into the home market. In 1995, just 27 percent of U.S. households had a PC. The PC industry received a boost in the second quarter of 1999 as worldwide PC shipments grew 26.4 percent over the second quarter of 1998, primarily because of lower system prices, economic recovery, and the Internet, according to DataQuest, Inc.

         In 2003, the portables market is projected to generate $99.91 billion in worldwide revenues. (Frost & Sullivan, Report 5680-71, Publication
Date: June 1997.)The total revenues for the market for portable computers, pen computers, palmtops, peripherals, and PC Cards (the "portables market") was $33.52 billion in 1996. In 2003, the portables market is projected to generate $99.91 billion in worldwide revenues. (Frost & Sullivan, Report 5680-71, Publication Date: June 1997.) The total revenues for the market for portable computers, pen computers, palmtops, peripherals, and PC Cards (the "portables market") was $33.52 billion in 1996. In 2003, the portables market is projected to generate $99.91 billion in worldwide revenues. (Frost & Sullivan, Report 5680-71, Publication Date: June 1997).

         As noted below under 2. Distribution Methods, many of the Company's competitors specialize in providing specific horizontal applications such as mass data storage, communications, multimedia and networking. The Company has focused upon a comprehensive vertical solution strategy , providing a technologically diverse product mix designed to address many of the critical peripheral upgrade needs of consumers.

                  2.       DISTRIBUTION METHODS

                           a.       MANUFACTURING

         All of the Company's products are manufactured in Asia. Two of the Company's major shareholders, Behavioral Technology Corporation ("BTC") and Lung Hwa Electronics Co., Ltd. ("Lung Hwa") provide in excess of 60% of the Company's current product mix. The combined capacity of these manufacturers is well in excess of the current needs of the Company. Both of these manufacturers also expend substantial sums in research and development of new computer peripheral products.

         BTC has provided a credit line for inventory purchases in the amount of $5 million, non-interest bearing over the initial sixty days, subordinated to any institutional financing. As of the date of this filing, the Company has not entered into any institutional debt financing.

         Lung Hwa has provided a credit line for inventory purchases in the amount of $2 million, non-interest bearing over the initial sixty days.

         Both BTC and Lung Hwa have not encumbered any assets of the Company in connection with the foregoing credit lines.

         I/OMagic provides less than 10% of the aggregate revenues of each BTC and Lung Hwa.

                         b.       DISTRIBUTION

         Most product sales are currently conducted through purchase orders placed by large retail customers. The Company has a variety of agreements with a number of these retailers. These agreements include terms related to pricing and orders, advertising and marketing, returns and rebates, if applicable. These agreements are considered industry standard and are not issued by all retailers. Customers have previously submitted, and are expected to continue to submit, purchase orders to the Company for its products. The Company believes that it has the opportunity to build strategic alliances with these and other channels. Retail customers include Micro Center, Fry's Electronics, Circuit City, COMPUSA, OfficeMax, ABC Warehouse, Navy Exchange Service Command, PC Mall, and Midwest Micro.

          In addition, the Company has developed an electronic commerce site entitled MagicBuys.com which is currently in beta test. While there is no assurance, the Company intends to officially launch this site during the first quarter of 2000. The Company intends that this Internet site will provide a wide variety of peripheral applications and brands.

                  3.       STATUS OF NEW PRODUCTS.

         The Company believes that its close relationship with its Asian manufacturers, coupled with its extensive retail presence, allows it to continuously monitor technological developments as well as market trends. The Company is currently focusing upon the following market trends:

                         a.       OPTICAL STORAGE DRIVES

         The Company anticipates the continued release of higher performance CD ROM drives incorporating improved functionality. For example, the Company anticipates during the next 12 months that it will introduce faster DVD drives with multiple functionality. During this same period, the Company further intends to release CD read/writable drives capable of writing and rewriting at an accelerated pace relative to currently available technology. There is no assurance that the Company will be successful in achieving the foregoing introduction of products. Further, there is no assurance that in the event the Company does introduce such technologies that revenues will be generated from such introductions.

                         b.       AUDIO PERIPHERAL UPGRADE CARDS AND SOLUTIONS

         During the 18 month period commencing June 30, 1999 the Company plans to introduce audio cards supportive of the Dolby digital (AC-3) standard. This is the standard which has been established for many DVD movie titles for decoding the five channel audio signal generated by such movies. The Company believes that this standard will eventually also be adopted by the game software industry. During this same 18 month period, the Company intends to: (i) introduce a line of speaker systems that integrate the functionality of audio cards into the speaker, thereby eliminating the need for a separate audio card and (ii) introduce MP-3 players that allows end-users to digitally record audio data over the Internet, such as music titles. There is no assurance that the Company will be successful in achieving the foregoing introduction of products. Further, there is no assurance that in the event the Company does introduce such technologies that revenues will be generated from such introductions.

                         c.       VIDEO PERIPHERAL UPGRADE CARDS AND SOLUTIONS

         During the 12 month period commencing June 30, 1999 the Company intends to introduce a line of digital "still-shot" cameras providing the transportation of images from a camera to a computer. During this same 12 month period the Company intends to introduce a number of video display cards addressing specific marketplace demands. In June, 1999 the Company introduced a 32 megabyte video display card providing increased speed, resolution and color depth relative to previous technology. There is no assurance that the Company will be successful in achieving the foregoing introduction of products. Further, there is no assurance that in the event the Company does introduce such technologies that revenues will be generated from such introductions.

                  4.       COMPETITION

         In general, there are three key competitive factors which impact upon the success of personal computer peripheral distribution companies: (i) time to market; (ii) product value and technology and (iii) market penetration typically measured by retail "shelf-space"and after sales service.

         The Company's competitors include virtually all hardware multi-media firms selling into North American retail channels. These companies include Creative Labs (NASDAQ: CREAF) with sales mainly in CD-ROMS, DVD and Sound Cards and speakers; Hauppage (NASDAQ:HAUP) sales mainly in Multimedia cards; 3Com (NASDAQ: COMS) sales mainly in card LAN; Xircom (NASDAQ: XIRC) sales mainly in Notebook Netrade Solutions; 3 DFX (NASDAQ: TDFX) sales mainly in Graphics cards; and Pinnacle Systems, Inc. (NASDAQ: PCLE) sales mainly in Multi Media cards. In addition, there are private companies, such as Smart and Friendly, Inc., Hi-Val, Inc., and Digital Research Technologies which directly compete with portions of the Company's product line.

         A number of these companies are better financed and have a longer operating history then I/OMagic. The market for computer peripherals is extremely price sensitive and competitive. The composition and identity of I/OMagic's competitors is constantly changing based upon marketplace conditions and changes.

         While the Company is continuing its development efforts to meet the requirements of the marketplace, management of the Company believes that the key to its success will be providing a full line of PC peripheral products, including those outlined above as well as other products in development.

                  5.       SOURCES OF RAW MATERIAL AND PRINCIPAL SUPPLIERS

         The Company does not maintain its own manufacturing or production facilities, and does not intend to do so in the foreseeable future. The Company anticipates that its products will be manufactured, and its raw materials and components will be supplied, by independent companies. Typically, the purchase order is the Company's "agreement" with the manufacturer. Therefore, any of these companies could terminate its relationship with the Company at any time. In the event the Company were to have difficulties with its present manufacturers and suppliers, the Company could experience delays in supplying products to its customers. The company has 100% of its products manufactured overseas. Presently, the Company is dependent upon BTC and Lung Hwa for manufacture of more than 60% of the Company's products. Any negative change in the Company's relationship with BTC or Lung Hwa could have a material adverse impact on the Company's business, financial condition, and results of operations unless the Company could quickly find a replacement supplier at the price points provided by the BTC and Lung Hwa.

                  6.       DEPENDENCE ON MAJOR CUSTOMERS.

                  In calendar 1998, the Company had sales with three major customers that each represented approximately 32% (COMPUSA), 26% (Fry's Electronics) and 17% (Micro Center) of net sales. Similarly, as of December 31, 1998, the Company had three customers that accounted for 47% (COMPUSA), 25% (Fry's Electronics) and 15% (Electronics Boutique) of accounts receivable. As the Company grows and increases its marketing, its dependence on its major customers will decrease.

                  During the six month period ended June 30, 1999, the Company had sales with three major customers that each represented 46% (Circuit City), 39% (COMPUSA) and 12% (Fry's Electronics). As of June 30, 1999, the Company had three customers that accounted for 41% (Circuit City), 31% (COMPUSA) and 10%(OFFICEMAX) of accounts receivable. In June, 1999 the Company engaged OfficeMax as a national retailer of the Company's products. While there is no assurance, the Company anticipates that the addition of OfficeMax will diversify the Company's gross revenues among its top customers.

                  7. PATENTS, TRADEMARKS, LICENSES, FRANCHISES, CONCESSIONS, ROYALTY AGREEMENTS AND/OR LABOR CONTRACTS.

                           a.       PATENTS.

                  The Company does not have any issued or pending patents.

There can be no assurance that the Company will in fact apply for patents and, even if it were to do so, that such patents would be awarded. Currently, the Company does not hold patents on any of its products or processes under development. The Company does, however, treat its technical data as confidential and relies on internal nondisclosure safeguards, as well as on laws protecting trade secrets, to protect its proprietary information. There can be no assurance that these measures will adequately protect the confidentiality of the Company's proprietary information or that others will not independently develop products or technology that are equivalent or superior to those of the Company. The Company may receive in the future communications from third parties asserting that the Company's products infringe the proprietary rights of third parties. There can be no assurance that any such claims would not result in protracted and costly litigation. Furthermore, the Company has not filed for patent law protection in foreign countries.

                           b.        TRADEMARKS

         The Company has provided substantial sums to establish its brand identification in the marketplace. While it is difficult to estimate the exact amount expended since the Company's inception in 1993, during the 18 month period terminating upon June 30, 1999, the Company expended in excess of $2 million in supporting its brand identification and market presence. These expenditures have included, but are not limited to, participation in industry trade shows such as Comdex, RetailVision and Retail Exchange, rebate programs, promotional advertisements through national retail outlets, slotting fees which reserve shelf space for the Company's products and participation in various customer marketing programs and events. The Company does not have any registered trademark at this time.

                  8.       GOVERNMENT APPROVAL.

         No government approval is required for any of the Company's current products or services.

                  9.       EFFECT OF ANY EXISTING OR PROPOSED GOVERNMENT
REGULATIONS.

         Other than normal government regulations that any business encounters, the Company's business is not effected by government regulations.

                  10.      RESEARCH AND DEVELOPMENT COSTS

         The research and development efforts underlying the technology comprising the eventual products sold by the Company are funded by the Company's manufacturers. The Company's research and development efforts focus upon the development of driver software providing a user friendly installation, user manuals, installation guides, product packaging, marketing literature and market and sales research. The Company estimates that it expended approximately $185,000 in connection with these efforts during the 18 month period ending June 30, 1999.

                  11. COST AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS AND REGULATIONS

         I/OMagic's business does not involve the use of materials in a manufacturing process where such materials are likely to result in the violation of any existing environmental rules and/or regulations. Further, I/OMagic does not own any real property which would lead to liability as a land owner. Therefore, I/OMagic does not anticipate any costs associated with the compliance of environmental laws and regulations.

                  12.      EMPLOYEES

         As of the date hereof, the Company has approximately 50 employees. The Company hires independent contractors on an "as needed" basis only. The Company has no collective bargaining agreements with its employees. The Company believes that its employee relationships are satisfactory. The Company does not anticipate any further hirings during this fiscal year.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

                  The information below and elsewhere contains certain forward-looking statements which reflect the current view of I/OMagic with respect to future events and financial performance. Wherever used, the words "expect," "plan," "anticipate," "believe" and similar expressions identify forward-looking statements.

                  Any such forward-looking statements are subject to risks and uncertainties and the Company's future result of operations could differ materially from historical results or current expectations. Some of these risks include, without limitation, technical development of products, market for such products and ongoing competitive pressures in the computer hardware industry. The Company does not undertake to publicly update or reuse its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

                  The following information was derived from the Company's historical financials statements incorporated herein.

                                     Year Ended          Year Ended        Six Months      Six Months
                                    December 31,        December 31,          Ended           Ended
                                        1998                1997            June 30,         June 30,
                                     (audited)            (audited)           1999             1998
                                                                           (unaudited)     (unaudited)
                                    ------------        ------------      ------------     ------------
Statement of Operations
Data
     Revenue                        $ 10,714,363        $  4,034,701      $ 13,083,869     $  3,799,971
     (Net Loss)/Net Profit
      per share                         (338,018)         (1,459,527)          348,429          (15,963)
     (Net Loss)/Net Profit
      per share                            (0.02)              (0.12)             0.01             0.00

Balance Sheet Data
     Current Assets                    5,973,859           1,931,750        10,416,986        2,696,475
     Total Property &
Equipment, Net                           133,231             120,007           171,638          123,907
     Total Assets                      6,128,250           2,072,917        10,618,512        2,841,542
     Total Current
Liabilities                            5,344,407           1,197,567         4,414,600        1,734,632
     Accumulated Deficit              (4,350,541)         (4,012,523)       (4,002,112)      (4,028,489)
     Stockholder's Equity
(Capital Deficiency)                     777,120            (875,350)        6,198,455       (1,098,420)


A. SIX MONTHS ENDED JUNE 30, 1999 (UNAUDITED) COMPARED TO SIX MONTHS ENDED JUNE 30, 1998 (UNAUDITED)

         Revenue for the period ended June 30, 1999 ("1999") was $13,083,869, compared to revenue for the period ended June 30, 1998 ("1998") of $3,799,971. The $9,283,898 increase in revenues is primarily attributable to securing larger retail customers including COMPUSA in July 1998, Circuit City in April 1999 and Office Max in June 1999, resulting in additional revenues of approximately $11,105,000 for 1999, offset slightly by a reduction in sales to smaller retail outlets.

         Cost of sales as a percentage of revenue increased from $2,801,298, or 73.72% in 1998 to $9,905,027, or 75.70% in 1999. Materials purchases as a percentage of revenue decreased from $2,737,890, or 72.05% in 1998 to $9,348,056, or 71.45% in 1999. The decrease was primarily due to decreased product costs that were secured by obtaining overseas vendors. Freight expenses as a percentage of revenue increased from $63,408, or 1.67% in 1998 to $556,971, or 4.26% in 1999. This increase was primarily due to more expensive air freight of products in (as opposed to ocean freight) due to late production by a major overseas vendor. Management of the Company believes that this situation has been resolved at this time, as production needs and timing have now been established with overseas vendors, which should result in lower future freight expenses.

         Operating expenses as a percentage of revenue decreased from $1,269,964, or 33.42% in 1998 to $2,826,729, or 21.61% in 1999. The decrease is partially due to the fact that most general and administrative expenses are indirect, and thus increases only slightly as revenues increase, with the exception of salaries which did increase, but increased less than sales. Overall, general and administrative expenses increased from $549,895 or 14.47% of revenue in 1998 to $1,287,818, or 9.84% of revenue in 1999.
Selling, marketing and advertising as a percentage of revenue decreased from $720,069 or 18.95% in 1998 to $1,538,911 or 11.76% in 1999. The decrease is primarily due to a reduction in the number of rebate programs and the fact that marketing expenses are not a direct function of sales.

         Other income (expense) decreased as a percentage of revenue from $256,128, or 6.74% in 1998 to ($3,284), or (0.03%) in 1999. Included in 1998,
was one-time other income of $250,000 from the sale of a modem design.

         Income taxes for both periods ended June 30, 1999 and 1998, represent minimum state income taxes. This is due to the fact the Company has net operating loss carry forwards expiring through 2018 to offset taxable income for both federal and state purposes.

FISCAL YEAR ENDED DECEMBER 31, 1998 (AUDITED) COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1997 (AUDITED)

         Revenue for the year ended December 31, 1998 ("1998") was $10,714,363 compared to revenue for the year ended December 31, 1997 ("1997") of $4,034,701. The $6,679,662 increase in revenue is primarily attributable to the addition of COMPUSA in July 1998 and the increase in sales to existing customers. Part of the increase to existing customers was due to the Company's expanded product line.

         Cost of sales as a percentage of revenue decreased from $3,417,984, or 84.71% in 1997 to $7,927,533, or 73.99% in 1998. This decrease was primarily due to decreased product costs from vendors.

         Operating expenses as a percentage of revenue decreased from $2,059,066, or 51.03% in 1997 to $3,376,021, or 31.51% in 1998. The decrease is primarily due to most general and administrative expenses being indirect and thus increasing only slightly as sales increase, with the exception of salaries which did increase, but increased less than sales. In addition, bad debt decreased by $227,517 in 1998 compared to 1997 due to improved collection efforts, and the shift in customer base to larger retailers. In addition, audit expense decreased by $151,030 in 1998 compared to 1997 due to the change in the Company's outside auditors during the 1997 audit. Selling, marketing and advertising as a percentage of revenue increased from $642,274, or 15.92% in 1997 to $2,112,631, or 19.72% in 1998. The increase is primarily due to significant rebate programs in 1998. The Company did not begin any rebate programs until the end of December 1997 thus 1997 rebate expense is negligible.

         Other income (expense) as a percentage of revenue increased from ($16,378), or (0.41%) in 1997 to $251,993, or 2.35% in 1998. Included in 1998
is one-time other income of $250,000 from the sale of a modem design.

         Income taxes for both years ended December 31, 1998 and 1997, represent minimum state income taxes due to the loss position of the Company at that time.

LIQUIDITY AND CAPITAL RESOURCES

         Since its inception, the Company has financed its operations and capital expenditures primarily with cash provided by operating activities, private securities issuances and securities issuances for product (see "Private Placement Offerings"). The Company believes that working capital generated from operations is sufficient to meet current activity. However, should the Company grow significantly in size through additional large customers or acquisitions, securities issuances or other financing arrangements may be necessary.

          As the Company expands its distribution activities, it may experience net negative cash flows from operations, pending an increase in gross margins, and may be required to obtain additional financing to fund operations through proceeds from offerings, to the extent available, or to obtain additional financing to the extent necessary to augment its working capital through public or private issuance of equity or debt securities.

         Although the Company had an increase in revenues and receivables in 1998 compared with 1997, the Company experienced a net loss of $338,018 for the year ended December 31, 1998 as compared to a net loss of $1,459,527 for the year ended December 31, 1997. The decrease in the net loss is due to improved sales, expansion of marketing activities, improved product costs and the fact that the operating expenses did not increase at the same rate as sales.

         (2)      PREVIOUS PRIVATE OFFERINGS

         During the fourth quarter of 1995, I/OMagic California conducted an offering of Units (the "Bridge Units"). Each Bridge Unit consisted of a $25,000 9% secured promissory note (the "Bridge Notes"), 25,000 warrants containing an exercise price of $0.05 per share (the "A Bridge Warrants"), and 25,000 warrants containing an exercise price of $0.95 per share (the "B Bridge Warrants"). The exercise price of the B Bridge Warrants was reduced by the amount of $0.04 per month for every 30 days after the first six months that the Bridge Notes were outstanding to a minimum of $0.50. The Bridge Notes were due at the earlier of: (i) one year from issuance or (ii) upon the completion of certain subsequent offerings of securities. The Bridge Notes were secured by all tangible and intangible assets of the Company with a first lien, perfected UCC-1 Financing Statement. The Company raised $805,000 in connection with its sale of the Bridge Units. As of the date hereof, 488,868 A Bridge Warrants are outstanding and zero B Bridge Warrants are outstanding having been called and canceled by the Company on September 11, 1998. The Bridge Notes have been repaid in full and all UCC filings terminated.

         On May 6, 1996, the Company entered into a strategic Alliance Agreement with Lung Hwa whereby for a consideration of $342,000 from Lung Hwa, the Company issued 1,000,000 shares of restricted Company common stock. For this agreement, Lung Hwa also agreed to establish a $1,000,000 line of unsecured credit in favor of I/OMagic, later increased to $2,000,000. As of December 1998 and 1997, there were no outstanding borrowings under this agreement.

         During the first half of 1996, the Company conducted an offering of Units (the "Secondary Units"). Each Secondary Unit consisted of one share of Common Stock (the "Common Stock") and one Warrant exercisable for one share of Common Stock at an exercise price of $2.50 per share, subject to adjustment (the "Secondary Warrants"). The minimum investment was 16,667 Units at $1.50 per Unit ($25,000). The Company raised $853,500 in connection with its sale of the Secondary Units. In addition, the Company offered each of the holders of the Bridge Notes the right to exchange their Bridge Notes for Secondary Units at a price of $1.05 per Unit. $627,500 worth of Bridge Notes were converted into Secondary Units, leaving $177,500 due and payable by the Company on the Bridge Notes by October 31, 1996. The full amount due on the Bridge Notes has been paid by the Company, no balance remains and all UCC-1 Financing Statements have been terminated.

         On December 16, 1996, the Company entered into a private Stock Purchase Agreement whereby the Company sold 250,000 units. Each unit consisted of one share of common stock and one warrant the purchase Company stock exercisable at a price of $1.00 per share for a term of two years. The warrants have not been exercised and have expired.

         On January 8, 1997, the Company commenced a private offering through Pellett Investments, Inc. under the following terms:

         A private offering of a minimum of $600,000 and a maximum of $2,000,000. The Company offered a maximum of 20 Units at $100,000 each, each Unit consisting of 20,000 Class A Convertible Preferred Shares (9% coupon, payable quarterly), convertible into common shares at $2.50 per share; 20,000 Class B Convertible Preferred Shares (9% coupon, payable quarterly), redeemable and convertible into common shares at $2.50 per share; 20,000 Class A Warrants exercisable for 20,000 common shares at $4.50 per share; and in the event the Class B Preferred Shares are converted into common shares, 10,000 Class B Warrants exercisable for 10,000 common shares at $5.00 per share. The Company appointed Pellett Investments, Inc. as the Placement Agent for the offering at the following compensation: A commission equal to 10% of the gross proceeds realized from the sale of the Shares; warrants exercisable for Common Shares at an exercise price of $2.75 per share - the number of warrants to be issued shall be calculated by dividing the dollars raised into $3,000,000 and multiplying the quotient by 150,000 warrants; 3% of the gross proceeds of the subject Offering as nonaccountable expenses; and, upon the exercise of any Unit Warrants, a solicitation fee equal to 2.5% of the exercise price of the Unit Warrants.

         That offering terminated on March 13, 1997 and no securities were issued under that offering.

         On February 27, 1997, the Company commenced a private offering of a minimum of $250,000 and a maximum of $1,500,000 (the "February 1997 Offering"). The Company offered for sale a minimum of 100,000 and a maximum of 600,000 of the Company's Units (the "Units") at $2.50 per Unit. Each Unit was comprised of one share of Common Stock (the "Common Stock") and one Warrant exercisable for one share of Common Stock for three years at an exercise price of $4.50 per share (the "Warrant" or "Unit Warrant" and, collectively with the Common Stock, the "Units" or "Unit Securities"). The Offering terminated on May 19, 1997 and the Company received investments in the February 1997 Offering for 110,000 Units ($275,000 gross proceeds). No commissions were paid nor warrants issued to brokers in connection with the February 1997 Offering as no brokers participated.

         On June 16, 1997, the Company commenced a private offering of a minimum of $200,000 and a maximum of $1,500,000 (the "1997 Share Offering"). The Company offered for sale a minimum of 160,000 shares of its Common Stock (the "Common Stock" or the "Shares") and a maximum of 1,200,000 Shares at $1.25 each. The minimum purchase was 20,000 Shares ($25,000). The investors in the February 1997 Offering were offered the opportunity to convert their investments into this 1997 Share Offering at the lower per share price. The 1997 Share Offering terminated on September 18, 1997. All investors in the February 1997 Share Offering converted their shares for a total of 220,000 shares being issued pursuant to conversions. Additionally, the Company received $180,000 in new investments for a total of 144,000 shares. Last, the Company issued 13,200 shares to a consultant in exchange for services rendered in connection with the 1997 Share Offering.

          On September 19, 1997, the Company entered into a Strategic Alliance Agreement with Hou Electronics, Inc., a California corporation ("Hou"), whereby for a contribution of $1,250,000 in inventory, $2,000,000 unsecured line of credit, and $250,000 in cash, the Company issued two million shares of the Company's stock subject to a two year trading prohibition. The Company also agreed to make a seat available on its board of directors for a nominee of Hou. As of December 1998 and 1997, there were no outstanding borrowings under this agreement. During the six months ended June 30, 1999, the unsecured line was mutually terminated.

         On June 1, 1998, the Company offered up to $250,000 worth of units of its securities with each unit consisting of a $10,000 note bearing interest at a rate of 10% per annum, repayable in full ninety days after the declaration of effectiveness of a registration statement, as defined, or twelve months from the date of sale whichever comes first; and, one warrant exercisable at $1.00 of 30% of the face value of the note and then divided by the price per share as set forth in the registration statement, as defined. Through June 1998, the Company sold units to accredited investors to raise $250,000. As of June 30, 1999, the Company repaid $205,000 of the notes, plus accrued interest and all warrants have expired. The remaining $45,000 and accrued interest was paid in July 1999.

         Effective February 3, 1999, I/OMagic entered into a Subscription Agreement with BTC wherein BTC received 16,666,667 shares of restricted Common Stock valued at $0.30 per share (based on a closing price of $0.31 on February 3, 1999) in exchange for $5 million in inventory.

         (3)      INDEBTEDNESS

         The Company issued an 8% convertible promissory note to M.T. Hong in the principal amount of $345,500, dated March 14, 1995, in consideration for the purchase by the Company of certain inventory. It is the position of the Company that this amount is not due and owing as the Company did not receive the inventory. At no time has any legal cause of action been commenced against the company in connection with this debt.

YEAR 2000

The Company has developed and acquired its computer systems with an objective to be Year 2000 compliant. The Company has engaged the services of qualified technicians to determine the extent to which it may be vulnerable to third party Year 2000 issues. All computer equipment purchased recently are Year 2000 compliant. The internal software written by the Company's programmers is written with the long-date format included and consequently is Year 2000 compliant. The Company uses Microsoft software and has installed all the available "patches" to up-date this software. Further, Microsoft "patches" will be installed as they become available from Microsoft in 1999, but this affects the Company's software and does not impact on the on-going operation of the Company. The Company has assessed and continues to asses whether its information and non-information technology systems will be effected by the Year 2000 issues. The Company has investigated its third party communications suppliers such as the telephone company and its Internet service provider and found that all are in the process of becoming Year 2000 compliant in 1999. Based upon current information, management believes that the necessary modifications have been made internally to effectively continue the Company into the Year 2000, however, management is continuing to monitor internal systems, and to assess the readiness of its systems, to ensure Year 2000 compliance. As a contingency, the Company has identified other communication suppliers who could provide the necessary service at a minimal cost to the Company, and a minimal effect on the operations of the Company. In the event no other communication suppliers can be found, there could be a material adverse effect on the Company and its operations. Based upon current information, the Company does not believe that the costs associated with Year 2000 compliance is material for the Company.

ITEM 3.           DESCRIPTION OF PROPERTY

                  As of July 1, 1999 the Company leases approximately 22,000 square feet located at a facility in Irvine, California, which includes offices, storage, and package assembly space. All of the Company's operations are conducted from this facility. The lease expires June 30, 2002, and requires monthly payments of approximately $14,288 per month.

ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

                                                                                          PERCENTAGE
NAME                                                  NUMBER OF SHARES (1)            BENEFICIALLY OWNED
----                                                  -------------------             ------------------
Tony Shahbaz(2)                                             2,000,000                          6%
Lung Hwa Electronics Co., Ltd.                              1,000,000                          3%
   3F, No. 59 Tsao Ti Wei
   Shen Keng Shiang
   Taipei Hsein, Taiwan
Anthony Andrews(2)                                             74,999                          *
Daniel Hou(3)(2)                                                  -0-                          *
Susha LLC(4)                                               20,766,667                         66%
Hou Electronics Inc.(2)                                     2,000,000                          6%
All officers and directors as a group (3 persons)           2,074,999                          6%

---------------

*    Less than one percent

(1) Except as otherwise indicated, the Company believes that the beneficial owners of Common Stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person.

(2) c/o Company's address: 6 Autry, Irvine, CA 92618; all options granted have been exercised.

(3) Pursuant to a written agreement, Hou Electronics, Inc. has a Board seat on the Board of Directors of the Company.

(4) Susha LLC is a California Limited Liability Company. The members of Susha, LLC are BTC and Tony Shahbaz, President of I/OMagic. Susha owns 20,166,667 shares and 300,000 options for common stock of the Company with an exercise price of $1.13 and another 300,000 options for common stock of the Company with an exercise price of $1.82. Mr. Shahbaz has complete discretion to vote all Susha shares.

         The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of the date of this Statement by: (i) each stockholder known by the Company to be the beneficial owner of more than five percent of the outstanding Common Stock, (ii) each director of the Company and (iii) all directors and officers as a group.

ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The directors and officers of the Company are as follows:

         NAME          AGE                   POSITION
     ---------------   ---    -------------------------------------------------
     Tony Shahbaz       37    Chairman, President, Chief Executive Officer

     Daniel Hou         50    Director

     Anthony Andrews    37    Vice President, Director of Engineering, Director


MR. TONY SHAHBAZ, CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER, is the Company's founder. In addition, he has played a key role in developing the Company's multimedia strategy. Mr. Shahbaz has a technical background with over 15 years experience in sales and marketing of computer peripheral products. He was employed by Western Digital Corporation from September 1986 to March 1993. At Western Digital Corporation, he held several positions including Vice President of Worldwide Sales for Western Digital Paradise, and Regional Director of Asia Pacific Sales and Marketing Operations. While at Western Digital Paradise's business unit, he established a multichannel world wide retail distribution structure, with a full line of multimedia products. As Regional Director of Asia Pacific Sales, he managed two of the company's wholly owned subsidiaries that developed chip sets and peripherals for the marketplace. He has held other management positions with Tandon Corporation and Lapin Technology.

DANIEL HOU, DIRECTOR, Mr. Hou is the Founder of Hou Electronic, Inc. a computer peripheral supplier. The company was formed in 1986 and has continually grown to have revenues of $45 million in 1998. Mr. Hou is active in related organizations such as holding the office of President with the Southern California Chinese Computer Association as well as a membership in American Chemistry Society. Mr. Hou received his Masters in Science from University of Utah.

MR. ANTHONY ANDREWS, VICE PRESIDENT, DIRECTOR OF ENGINEERING, joined the Company in February 1994. Mr. Andrews has over 12 years of experience in the computer industry. His background includes product and software design, with his most recent position as Principal Engineer at Western Digital Corporation from March 1988 to February 1994. As Principal Engineer, he pioneered the development of portable notebook designs for companies such as IBM and AST. He also played a lead role in developing power management features that are being commonly used in the industry today. Mr. Andrews has his own software design company which has developed embedded system designs as well as game software. He received a Bachelor of Science in Math and Computer Science from the University of California at Los Angeles.

ITEM 6.           EXECUTIVE COMPENSATION

         Set forth below is a summary of compensation for the Company's officers for fiscal years 1999, 1998 and 1997. There are no annuity, pension or retirement benefits proposed to be paid to officers, directors or employees of the Company in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the Company or its subsidiary.



                                            SUMMARY COMPENSATION TABLE
----------------------------------------------------------------------------------------------------------------------------------
                                                                                  LONG TERM COMPENSATION
                                                              --------------------------------------------------------------------
                        ANNUAL COMPENSATION                                AWARDS                     PAYOUTS
                        -------------------                                ------                     -------
                                                              Other                                               All
Name                                                          Annual      Restricted                              Other
and                                                           Compen-     Stock         Options       LTIP        Compen-
Principal Position      Year      Salary              Bonus   sation      Awards         SARs          Payouts     sation
------------------      ----      ------              -----   -------     ----------    -------       --------    -------
Tony Shahbaz            1999      $140,000               -0-      -0-                                             6,000 (auto)
CEO, President,         1998      $140,000                        -0-                   300,000(2)                6,000 (auto)
Secretary & CFO         1997      $140,000           11,500(1)    -0-                   300,000(3)                6,000 (auto)
                                                         -0-


Anthony Andrews         1999       $74,286               -0-      -0-           -0-            -0-         -0-             -0-
Vice President          1998       $70,269            3,000       -0-           -0-            -0-         -0-             -0-
----------------------------------------------------------------------------------------------------------------------------------

     The Company's By-laws state that Directors of the Company shall not receive any stated salary for their services, but, by resolution of the Board of Directors, a fixed sum and expense of attendance, if any, may be allowed for attendance at each regular and special meeting of the Board of Directors. The Company maintains directors and officers liability insurance.



-------------
       (1) Mr. Shahbaz received a bonus of $11,500 for Design Sale of a modem to Hewlett Packard in May 1998.

       (2) On January 2, 1997 the Company issued 300,000 warrants to purchase common stock of the Company at an exercise price of $1.82 for a term of five years to Mr. Shahbaz under the Company's 1997 Incentive and Nonstatutory Stock Option Plan.

       (3) On January 2, 1998 the Company issued 300,000 warrants to purchase common stock of the Company at an exercise price of $1.13 for a term of five years to Mr. Shahbaz under the Company's 1998 Incentive and Nonstatutory Stock Option Plan.

EMPLOYMENT AGREEMENTS

     The Company has entered into an employment agreement with Tony Shahbaz, its Chairman, President and Chief Executive Officer on October 22, 1993 pursuant to which the Company has agreed to pay Mr. Shahbaz an annual salary of $140,000 per year payable in twelve equal payments on the first day of each month. The agreement provides for a bonus based on the "net profits" of the Company as defined. The bonus amount ranges from $20,000 to $70,000 for net profits up to $500,000. For net profits in excess of $500,000, the bonus is 7%. No bonuses have been paid.

ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

THE BTC ACQUISITION

      Effective February 3, 1999, I/OMagic entered into a subscription agreement with Behavior Technology Corporation (USA), a California corporation ("BTC"). In this transaction, BTC: (i) contributed $5 million worth of inventory in exchange for 16,666,667 shares of restricted Common Stock of I/OMAGIC and (ii) provided a $5 million credit line for the purchase of additional inventory. Borrowings are non-interest bearing and are due 75 days from the date of borrowing. As of December 31, 1998, the Company had no debt outstanding, other than its trade payables generated in the ordinary course of business.

ITEM 8.     DESCRIPTION OF SECURITIES

     The authorized capital stock of the company currently consists of 50,000,000 shares of common stock, $.001 par value, and 10,000,000 shares of preferred stock. No preferred shares have been issued.

         The following summary of certain terms of the common stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the company's Articles of Incorporation and By-laws which are attached to this Statement.

THE EXCHANGE TRANSACTION

         I/OMAGIC Corporation, a California corporation ("I/OMAGIC California") entered into a Plan of Exchange and Acquisition Agreement (the "Acquisition Agreement") with Silvercrest International, Inc., a Nevada corporation ("Silvercrest") on March 18, 1996. Pursuant to the Acquisition Agreement, Silvercrest issued 6,570,583 shares of common stock in exchange for 6,570,583 shares of common stock of I/OMAGIC California, which constituted 100% of the issued and outstanding shares of I/OMAGIC California. Prior to the execution of the Acquisition Agreement, Silvercrest was a public company with dormant operations and had 625,000 shares of common stock outstanding. Silvercrest's common stock was listed on the Over-the-Counter Bulletin Board System as of March 1, 1996. Silvercrest changed its name to I/OMAGIC Corporation, a Nevada corporation, on March 20, 1996. Effective as of the date of the Acquisition Agreement, the board of directors of Silvercrest resigned and I/OMAGIC's directors were appointed as the new Board of Directors. The acquisition has been treated as a recapitalization of I/O Magic California, with I/OMagic California as the accounting acquirer (reverse acquisition). As a result of the acquisition, I/OMagic California, became a wholly-owned subsidiary of I/OMagic Corporation, a Nevada corporation.

COMMON STOCK

         The Company's Articles of Incorporation authorize the issuance of 50,000,000 shares of Common Stock, $.001 par value per share, of which 31,369,026 shares of are outstanding as of August 6, 1999. In addition, there are 550,000 treasury shares. As of August 6, 1999, assuming the exercise of all currently outstanding Options and Warrants, 33,673,084 shares would be outstanding.

     Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Holders of common stock are entitled to receive ratably such dividends as may be declared by the

Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. Holders of Common Stock have no right to convert their Common Stock into any other securities. The Common Stock has no preemptive or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable.

PREFERRED STOCK

     The Company's Articles of Incorporation authorize the issuance of 10,000,000 shares of preferred stock with a par value of $.001. The Company's Board of Directors has authority, without action by the shareholders, to issue all or any portion of the shares of authorized but unissued preferred stock in one or more series and to determine the voting rights, preferences as to dividends and liquidation, conversion rights, and other rights of such series. The preferred stock, if and when issued, may carry rights superior to those of common stock, however, no preferred stock may be issued with rights equal or senior to the preferred stock without the consent of a majority of the holders of preferred stock.

     The Company has designated Series A and Series B Cumulative Convertible Preferred Stock. On October 31, 1996, the Company created a series of preferred stock consisting of 1,000,000 shares and designated as the Series A Cumulative Preferred Stock, having the voting powers, preferences, participating, optional and other special rights and the qualifications, limitations and restrictions thereof. Convertible Series A shall be convertible into shares of Common Stock at $2.50 per share. On October 31, 1996, the Company created a series of preferred stock consisting of 1,000,000 shares and designated as the Series B Cumulative Preferred Stock, having the voting powers, preferences, participating, optional and other special rights and the qualifications, limitations and restrictions thereof. Convertible Series B shall be convertible into shares of Common Stock at $2.00 per share. There have been no issuance of either Series A or Series B Preferred Stock.

     The Company considers it desirable to have preferred stock available to provide increased flexibility in structuring possible future acquisitions and financings and in meeting corporate needs which may arise. If opportunities arise that would make desirable the issuance of preferred stock through either public offering or private placements, the provisions for preferred stock in the Company's Certificate of Incorporation would avoid the possible delay and expense of a shareholder's meeting, except as may be required by law or regulatory authorities. Issuance of the preferred stock could result, however, in a series of securities outstanding that will have certain preferences with respect to dividends and liquidation over the common stock which would result in dilution of the income per share and net book value of the common stock. Issuance of additional common stock pursuant to any conversion right which may be attached to the terms of any series of preferred stock may also result in dilution of the net income per share and the net book value of the common stock. The specific terms of any series of preferred stock will depend primarily on market conditions, terms of a proposed acquisition or financing, and other factors existing at the time of issuance. Therefore, it is not possible at this time to determine in what respect a particular series of preferred stock will be superior to the Company's common stock or any other series of preferred stock which the Company may issue. The Board of Directors does not have any specific plan for the issuance of preferred stock at the present time and does not intend to issue any preferred stock, except on terms which it deems to be in the best interest of the Company and its shareholders.

     The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. Further, certain provisions of Nevada law could delay or make more difficult a merger, tender offer or proxy contest involving the Company. While such provisions are intended to enable the Board of Directors to maximize stockholder value, they may have the effect of discouraging takeovers which could be in the best interest of certain stockholders. There is no assurance that such provisions will not have an adverse effect on the market value of the Company's stock in the future.

     On October 31, 1996, the Board of Directors of the Company authorized and approved the designation of 1,000,000 shares of Class A Convertible Preferred Stock and 1,000,000 shares of Class B Convertible Preferred Stock to be sold in a previous offering. The Class A Convertible Preferred Shares have a 9% coupon attached, which interest is payable quarterly, and are convertible into shares of Common Stock of the Company at $2.50 per share. The Class B Convertible Preferred Shares have a 9% coupon attached, which interest is payable quarterly, and are redeemable by the investor only after one year from date of issuance and convertible into Common Shares at $2.00 per share. The offering was terminated and there were no sales under the offering and, therefore, no preferred stock is issued or outstanding.

WARRANTS AND OPTIONS

     During the fourth quarter of 1995, the Company conducted an offering of Units (the "Bridge Units"). Each Bridge Unit consisted of a $25,000 9% secured promissory note (the "Bridge Notes"), 25,000 warrants to purchase Common Stock at an exercise price of $0.05 per share (the "A Bridge Warrants") and 25,000 warrants to purchase Common Stock at an exercise price of $0.95 per share (the "B Bridge Warrants"). The exercise price of the B Bridge Warrants was reduced by the amount of $0.04 per month, for every 30 days after the first six months that the Notes were outstanding. As of the date hereof, 400,000 A Bridge Warrants are outstanding and zero B Bridge Warrants are outstanding. The Bridge Notes were repaid in full.

As consideration for placement agent services rendered in connection with the 1995 offering of Bridge Units, the Company issued 125,125 A Bridge Warrants to purchase shares of the Common Stock of the Company at $0.10 per share and 125,125 B Bridge Warrants to purchase shares of Common Stock of the Company at $1.10 per share to the placement agents. The terms of these A and B Bridge Warrants issued to the placement agents are the same as the A and B Bridge Warrants issued to the investors. 97,206 A Bridge Warrants issued to placement agents are currently outstanding.

     On October 30, 1995, the Company entered into a Consulting Agreement with Redfield Miller, Inc. whereby Redfield Miller earned cash compensation of $6,000 per month and 5,000 warrants per month, each exercisable for one share of Common Stock at an exercise price of $1.65 per share for a three year term, for every month of the Agreement which continues on a month-to-month basis. As of the date of this Memorandum, Redfield Miller earned 100,000 warrants under the Consulting Agreement, 30,000 of which were exercised, leaving Redfield Miller with 70,000 warrants. All shares earned under the Consulting Agreement may qualify for S-8 Registration Rights. Edward Hanson, former Chief Financial Officer of the Company, is a principal of Redfield Miller. The Consulting Agreement was terminated effective June 1, 1997.

     During the first half of 1996, the Company conducted an offering of Units (the "Secondary Units"). Each Secondary Unit consisted of one share of Common Stock (the "Common Stock") and one Warrant exercisable for one share of Common Stock at an exercise price of $2.50 per share, subject to adjustment (the "Secondary Warrants"). The minimum investment was 16,667 Units at $1.50 per Unit ($25,000). The Company raised $853,500 in connection with its sale of the Secondary Units. In addition, the Company offered each of the holders of the Bridge Notes the right to exchange their Bridge Notes for Secondary Units at a price of $1.05 per Unit. $627,500 worth of Bridge Notes were converted, leaving $177,500 due and payable by the Company on the Bridge Notes by October 31, 1996. The Bridge Notes were paid in full.

     As consideration for placement agent services rendered in connection with the 1996 Secondary Offering, the Company issued to the placement agents the following warrants: 58,000 warrants to purchase Common Stock at an exercise price of $0.70 per share; 131,850 warrants to purchase Common Stock at an exercise price of $0.01 per share; and 151,850 warrants to purchase Common Stock at an exercise price of $1.65 per share. The terms of these warrants are the same as the Secondary Warrants.

     On April 1, 1996, the Company enacted the 1996 Incentive and Nonstatutory Stock Option Plan (the "Plan") which has reserved for issuance 750,000 options to purchase shares of Common Stock of the Company at an exercise price of $0.01 for key employees and consultants. To date, 750,000 options have been issued under the plan and 650,000 options have been exercised.

     Anthony Andrews, Vice President of the Company, holds 50,000 options, each exercisable for one share of Common Stock at an exercise price of $0.01 per share for a period of five years from April 1, 1996, issued pursuant to the Plan.

     Michael Cone, an employee of the Company, holds 50,000 warrants, each exercisable for one share of Common Stock at an exercise price of $0.01 per share for a period of five years from April 1, 1996, issued pursuant to the Plan.

     On January 2, 1997, the Company enacted the 1997 Incentive and Nonstatutory Stock Option Plan (the "Plan") which has reserved for issuance 1,000,000 options to purchase shares of Common Stock of the Company at a minimum exercise price of $1.65 for key employees and consultants. To date, 300,000 options have been issued under the plan with an exercise price of $1.82 per share.

     In connection with the February 27, 1997 and the June 16, 1997 offerings (see Item 2.B[2] Previous Private Offerings), the Company issued warrants to purchase 364,000 shares of common stock at $4.50 per share for three years.

            On January 2, 1998, the Company enacted the 1998 Incentive and Nonstatutory Stock Option Plan (the "Plan") which has reserved for issuance 1,401,976 options to purchase shares of Common Stock of the Company at a minimum exercise price of $1.03 for key employees and consultants. To date, 300,000 options have been issued under the Plan with an exercise price of $1.13 per share.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS' COMMON EQUITY AND OTHER STOCKHOLDERS MATTERS


     A.     MARKET INFORMATION

     The Common Stock is currently quoted on the Over-the-Counter Bulletin Board under the Symbol "IOMC". Set forth below is the trading history of the Company's Common Stock without retail mark up, mark-down or commissions:


----------------------------------------------------------------------------------------------------------------------------------
                                            Bid Prices                                 Ask Prices
                                      ----------------------                    -----------------------
1997                                  HIGH               LOW                    HIGH                LOW
----                                  ----               ---                    ----                ---
January 1 - January 31                $4 1/4             $2 3/8                 $4 5/8              $2 7/8
February 1 - February 28              $3 3/4             $3 1/4                 $4 1/8              $3 5/8
March 1 - March 31                    $3 1/4             $2 1/8                 $3 5/8              $2 7/8
April 1 - April 30                    $2 3/4             $2                     $3                  $2 3/4
May 1 - May 31                        $2 5/8             $1 5/32                $3                  $1 1/2
June 1 - June 30                      $1 3/8             $1                     $1 13/16            $1 1/2
July 1 - July 31                                         $0 3/4                 $1 3/4
August 1 - August 31                                     $0 13/32               $1 3/8
September 1 - September 30                               $0 11/16               $1 15/32
October 1 - October 31                                   $1 1/4                 $3 3/8
November 1 - November 30                                 $1 7/16                $2 1/2
December 1 - December 31                                 $0 3/4                 $1 15/16

1998
----
January 1 - January 31                $1 5/8             $0 11/16               $1 5/8
February 1 - February 28               1 5/16             0 3/4                  1 5/16
March 1 - March 31                     1 1/2              0 3/8
April 1 - April 30                     1 3/16             0 7/16
May 1 - May 31                         0 13/16            0 3/8
June 1 - June 30                       1 1/2              0 3/8
July 1 - July 31                       1 1/4                5/8
August 1 - August 31                     11/16              3/8
September 1 - September 30               11/16              7/32
October 1 - October 31                   9/16               5/16
November 1 - November 30                 1/2                11/32
December 1 - December 31                 1/2                9/32

1999
----
January 1 - January 31                   7/16             1 5/64
February 1 - February 28               1 1/8              0 5/16
March 1 - March 31                     3 1/8              0 7/8
April 1 - April 30                     2 5/8              1 1/2
May 1 - May 31                         2 1/2              1 7/8
June 1 - June 30                       2 5/16             1 3/4
July 1 - July 31                       1 31/32            1 21/32

-----------------------------------------------------------------------------------------------------------------------------------

         The above quotations are inter-dealer quotations, and the actual retail transactions may involve dealer retail mark ups, mark downs, or commissions for market makers of the Company's stock.

         Except for 7,170,807 free trading shares, all shares issued by the Company are "restricted securities" within the meaning of Rule 144 under the 1933 Act. Ordinarily, under Rule 144, a person holding restricted securities for a period of one year may, every three months, sell in ordinary brokerage transactions or in transactions directly with a market maker an amount equal to the greater of one percent of the Company's then-outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Future sales of such shares and sales of shares purchased by holders of options or warrants could have an adverse effect on the market price of the Common Stock.

         B.                      HOLDERS

         As of August 6, 1999, there were approximately 70 registered holders of Company's restricted Common Stock, as reported by the Company's transfer agent. This figure does not include the free trading shareholders.

         C.                     DIVIDENDS

         The Company has not paid any dividends on its Common Stock. The Company currently intends to retain any earnings for use in its business, and therefore does not anticipate paying cash dividends in the foreseeable future.

ITEM 2.                     LEGAL PROCEEDINGS

         In April 1999, the Company filed for an arbitration proceeding against its former accountants and auditors, Ernst & Young, LLP, for failure to complete the contracted work in a timely fashion and excessive billing. Arbitration proceedings are anticipated to take place in Fall 1999.

ITEM 3.       CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         (1)      DISMISSAL OF PRINCIPAL ACCOUNTANTS.

         The Company dismissed Ernst & Young LLP, Certified Public Accountants ("Ernst & Young") as its principal accountants during the fourth quarter of 1998. The principal accountants' report on the financial statements for either of the past two years contained no adverse opinion or a disclaimer of opinion, nor was qualified nor modified as to uncertainty, audit scope, or accounting principles. The decision to change principal accountants of the Company was approved by the Board of Directors of the Company.

         During the Company's two most recent fiscal years and any subsequent interim period preceding such dismissal, there were no disagreements with the former accountants on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. There is nothing to report under Item 304(a)(1)(iv)(B) through (E).

         (2)    ENGAGEMENT OF NEW PRINCIPAL ACCOUNTANTS.

         The Company has engaged Singer, Lewak, Greenbaum & Goldstein, LLP, ("SLGG") as its principal accountants. SLGG's business address is 2700 North Main Street, Suite 200, Santa Ana, California. SLGG replaces Ernst & Young. SLGG conducted both the 1997 and 1998 audit which are attached. Neither the Company nor anyone on its behalf has consulted SLGG during the two most recent past fiscal years regarding any matter for which reporting is required under Regulation S-B, Item 304(a)(2)(i) or (ii) and the related instructions. The decision to engage SLGG was approved by the Board of Directors.

ITEM 4.          RECENT SALES OF UNREGISTERED SECURITIES

         The following information is furnished with regard to all securities issued by the Company within the past three years which were not registered under the Securities Act of 1933, as amended (the "Act"). Each of the following transactions was exempt from under the Act by virtue of the provisions of
Section 4(2) of the Act. Each purchaser of the securities described below represented prior to the purchase of the securities that he or she understood that the securities acquired may not be sold or otherwise transferred absent registration under the Act or the availability of an exemption from the registration requirements of the Act, and each certificate evidencing the securities owned by each purchaser bears or will bear upon issuance the legend to that effect. None of the foregoing transactions involved a distribution or public offering.

         PREVIOUS PRIVATE OFFERINGS. During the fourth quarter of 1995, I/OMagic California conducted an offering of Units (the "Bridge Units"). Each Bridge Unit consisted of a $25,000 9% secured promissory note (the "Bridge Notes"), 25,000 warrants containing an exercise price of $0.05 per share (the "A Bridge Warrants") and 25,000 warrants containing an exercise price of $0.95 per share (the "B Bridge Warrants"). The exercise price of the B Bridge Warrants was reduced by the amount of $0.04 per month, for every 30 days after the first six months that the Notes were outstanding to a minimum of $0.50. The Unit Notes were due at the earlier of: (i) one year from issuance or (ii) upon the completion of certain subsequent offerings of securities. The Notes were secured by all tangible and intangible assets of the Company with a first lien, perfected UCC-1

Financing Statement. The Company raised $805,000 in connection with its sale of the Bridge Units. The Bridge Notes were repaid in full and all UCC filings terminated.

         During the first half of 1996, the Company conducted an offering of Units (the "Secondary Units"). Each Secondary Unit consisted of one share of Common Stock (the "Common Stock") and one Warrant exercisable for one share of Common Stock at an exercise price of $2.50 per share, subject to adjustment (the "Secondary Warrants"). The minimum investment was 16,667 Units at $1.50 per Unit ($25,000). The Company raised $853,500 in connection with its sale of the Secondary Units. In addition, the Company offered each of the holders of the Bridge Notes the right to exchange their Bridge Notes for Secondary Units at a price of $1.05 per Unit. $627,500 worth of Bridge Notes were converted, leaving $177,500 due and payable by the Company on the Bridge Notes by October 31, 1996. The Bridge Notes were paid in full and all UCC filings terminated.

         On May 6, 1996, the Company entered into a strategic Alliance Agreement with Lung Hwa Electronics Co., Ltd., whereby for a consideration of $342,000 from Lung Hwa, the Company issued 1,000,000 shares of restricted Company common stock. For this agreement, Lung Hwa also agreed to establish a $2,000,000 line of unsecured credit as amended in favor of I/OMagic. As of December 1998 and 1997, there were no outstanding borrowings under this agreement.

         On December 16, 1996, the Company entered into a private Stock Purchase Agreement whereby the Company sold 250,000 units. Each unit consisted of one share of common stock and one warrant the purchase Company stock exercisable at a price of $1.00 per share for a term of two years. The warrants have not been exercised and have expired.

         On January 8, 1997, the Company commenced a private offering through Pellett Investments, Inc. under the following terms:

         A private offering of a minimum of $600,000 and a maximum of $2,000,000. The Company offered a maximum of 20 Units at $100,000 each, each Unit consisting of 20,000 Class A Convertible Preferred Shares (9% coupon, payable quarterly), convertible into common shares at $2.50 per share; 20,000 Class B Convertible Preferred Shares (9% coupon, payable quarterly), redeemable and convertible into common shares at $2.50 per share; 20,000 Class A Warrants exercisable for 20,000 common shares at $4.50 per share; and in the event the Class B Preferred Shares are converted into common shares, 10,000 Class B Warrants exercisable for 10,000 common shares at $5.00 per share. The Company appointed Pellett Investments, Inc. as the Placement Agent for the offering at the following compensation: A commission equal to 10% of the gross proceeds realized from the sale of the Units; warrants exercisable for Common Stock at an exercise price of $2.75 per share - the number of warrants to be issued to be calculated by dividing the dollars raised into $3,000,000 and multiplying the quotient by 150,000 warrants; 3% of the gross proceeds of the subject Offering as nonaccountable expenses; and, upon the exercise of any Unit Warrants, the Placement Agent will be entitled to receive a solicitation fee equal to 2.5% of the exercise price of the Unit Warrants.

         That offering terminated on March 13, 1997 and no securities were issued under that offering.

         On February 27, 1997, the Company commenced a private offering of a minimum of $250,000 and a maximum of $1,500,000 (the "February 1997 Offering"). The Company offered for sale a minimum of 100,000 and a maximum of 600,000 of the Company's Units (the "Units") at $2.50 per Unit. Each Unit was comprised of one share of Common Stock (the "Common Stock") and one Warrant exercisable for one share of Common Stock for three years at an exercise price of $4.50 per share (the "Warrant" or "Unit Warrant" and, collectively with the Common Stock, the "Units" or "Unit Securities"). The Offering terminated on May 19, 1997 and the Company received investments in the February 1997 Offering for 110,000 Units ($275,000 gross proceeds).

         On June 16, 1997, the Company commenced a private offering of a minimum of $200,000 and a maximum of $1,500,000 (the "1997 Share Offering"). The Company offered for sale a minimum of 160,000 shares of its Common Stock (the "Common Stock" or the "Shares") and a maximum of 1,200,000 Shares at $1.25 each. The minimum purchase was 20,000 Shares ($25,000). The securities purchased in the February 1997 Offering were not yet issued at the commencement of this Offering and the investors in the February 1997 Offering were offered the opportunity to convert their investments into this Offering at the lower per share price. The 1997 Share Offering terminated on September 18, 1997. All investors in the February 1997 Share Offering converted their shares for a total of 220,000 shares being issued pursuant to conversions. Additionally, the Company received $180,000 in new investments for a total of 144,000 Shares. Last, the Company issued 13,200 shares to a consultant in exchange for services rendered in connection with the 1997 Share Offering.

         On September 19, 1997, the Company entered into a Strategic Alliance Agreement with Hou Electronics, Inc., a California corporation ("Hou"), whereby for a contribution of $1,250,000 in inventory, 2,000,000 unsecured line of credit, and

$250,000 in cash, the Company issued Two million shares of the Company's stock subject to a two year restriction. The Company also agreed to make a seat available on its board of directors for a nominee of Hou. As of December 1998 and 1997, there were no outstanding borrowings under this agreement. During the six months ended June 30, 1999 such agreement was mutually terminated.

         On June 1, 1998, the Company offered up to $250,000 worth of units of its securities with each unit consisting of a $10,000 note bearing interest at a rate of 10% per annum, repayable in full ninety days after the declaration of effectiveness of a registration statement, as defined, or twelve months from the date of sale whichever comes first; and, one warrant exercisable at $1.00 of 30% of the face value of the note and then divided by the price per share as set forth in the registration statement, as defined. Through June 1998, the Company sold units to accredited investors to raise $250,000. As of December 31, 1998, the warrants were all outstanding. As of June 30, 1999, the Company repaid $205,000 of the notes plus all accrued interest and all warrants have expired. The remaining $45,000 and accrued interest was paid in July 1999.

         Effective February 3, 1999, I/OMagic entered into a subscription agreement with Behavior Technology Corporation, a Taipei, Taiwan corporation ("BTC"). In this transaction, BTC contributed $5 million worth of inventory in exchange for 16,666,667 shares of restricted Common Stock.

         On February 3, 1999, the Company issued 200,000 warrants valued at the closing price of $0.30 per shares on the date of sale to Horwitz & Beam, the Company's law firm. On April 1, 1999, Horwitz & Beam exercised all 200,000 warrants for $60,000 cash paid to the Company.

ITEM 5.    TERMS OF INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company has adopted provisions in its Articles of Incorporation and bylaws that limit the liability of its directors and provide for indemnification of its directors and officers to the full extent permitted under the Nevada General Corporation Law. Under the Company's Articles of Incorporation, and as permitted under the Nevada General Corporation Law, directors are not liable to the Company or its stockholders for monetary damages arising from a breach of their fiduciary duty of care as directors. Such provisions do not, however, relieve liability for breach of a director's duty of loyalty to the Company or its stockholders, liability for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, liability for transactions in which the director derived as improper personal benefit or liability for the payment of a dividend in violation of Nevada law. Further, the provisions do not relieve a director's liability for violation of, or otherwise relieve the Company or its directors from the necessity of complying with, federal or state securities laws or affect the availability of equitable remedies such as injunctive relief or recision.

         At present, there is no pending litigation or proceeding involving a director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that may result in a claim for indemnification by any director or officer.

                                   PART F/S

FINANCIAL STATEMENTS

The following financial statements are included herein:

Audited Financial Statements for the Years ended December 31, 1998 and 1997

Unaudited Financial Statements for the Six Months Ended June 30, 1999 and 1998

                                   PART III

ITEM 1 AND
ITEM 2.       INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS


EXHIBIT NO.  DOCUMENT DESCRIPTION

3.1           Articles of Incorporation of Asian-Inter American Development Corporation, dated October 20, 1992
3.2           Certificate of Amendment to Articles of Incorporation of Asian-Inter American Development Corporation
              changing name to Silvercrest International, Inc., dated August 30, 1993
3.3           Restated Articles of Incorporation of Silvercrest International, Inc., dated January 10, 1996
3.4           Certificate of Amendment to the Articles of Incorporation of Silvercrest International, Inc.
              changing name to I/OMagic Corporation, Inc. dated March 19, 1996
3.5           Bylaws of Asian-Inter American Development Corporation, dated October 20, 1992, adopted by I/OMagic
              Corporation, Inc.
3.6           Amendment to the Bylaws of I/OMagic Corporation, Inc. dated November 13, 1996
4.1           Certificate of Designation of Preferred Stock, dated October 31, 1996
10.1          Employment Agreement by and between I/OMagic Corporation, Inc., a California Corporation, and Tony
              Shahbaz, dated October 22, 1993
10.2          I/OMagic Corporation 1997 Incentive and Nonstatutory Stock Option Plan
              dated January 2, 1997
10.3          Plan of Exchange and Acquisition Agreement by and between Silvercrest International and I/OMagic
              Corporation, a California corporation, dated March 8, 1996
10.4          I/OMagic Corporation 1998 Incentive and Nonstatutory Stock Option Plan, dated January 2, 1998
10.5          Strategic Alliance Agreement between I/OMagic Corporation and Hou Electronics, Inc., dated September
              19, 1997
10.6          Macola Software Agreement between I/OMagic Corporation and Enterprise Wide Computing, Inc., dated
              October 13, 1997
10.7          I/OMagic Corporation 1996 Incentive and Nonstatutory Stock Option Plan, dated February 1, 1996
10.8          BTC Acquisition Agreement, dated February 3, 1999
10.9          Lease Agreement by and between I/OMagic Corporation and Autry Properties.
23.1          Consent of Horwitz & Beam
24.1          Power of Attorney (see signature page)


                                                    SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:   September 3, 1999             I/OMAGIC CORPORATION

                                       /s/ TONY SHAHBAZ
                                       ----------------------------------------
                                       BY: Tony Shahbaz
                                       ITS: Chief Executive Officer, President
                                          Secretary and Chief Financial Officer

                                POWER OF ATTORNEY

         Each person whose signature appears appoints Tony Shahbaz, as his agents and attorneys-in-fact, with full power of substitution to execute for him and in his name, in any and all capacities, all amendments (including post-effective amendments) to this Registration Statement to which this power of attorney is attached.


SIGNATURE                         TITLE                                          DATE
---------                         -----                                          ----
/s/TONY SHAHBAZ               Chief Executive Officer, President             September 3, 1999
------------------            Secretary and Chief Financial Officer
Tony Shahbaz



/s/ TONY ANDREWS              Vice President                                 September 3, 1999
------------------
Anthony Andrews


                                    I/O MAGIC CORPORATION
                                      FINANCIAL STATEMENTS
                                      FOR THE YEARS ENDED
                                 DECEMBER 31, 1998 AND 1997 AND
                                    FOR THE SIX MONTHS ENDED
                               JUNE 30, 1999 AND 1998 (UNAUDITED)


                                                                               I/O MAGIC CORPORATION
                                                                                            CONTENTS
                                                                                   DECEMBER 31, 1998

----------------------------------------------------------------------------------------------------
                                                                                           Page

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                                          F-1

FINANCIAL STATEMENTS

     Balance Sheets                                                                     F-2 to F-3

     Statements of Operations                                                               F-4

     Statements of Stockholders' Equity                                                 F-5 to F-7

     Statements of Cash Flows                                                           F-8 to F-10

     Notes to Financial Statements                                                     F-11 to F-34

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors and Stockholders
I/O Magic Corporation


We have audited the accompanying balance sheets of I/O Magic Corporation as of December 31, 1998, and the related statements of operations, stockholders' equity, and cash flows for each of the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of I/O Magic Corporation as of December 31, 1998, and the results of its operations and its cash flows for each of the two years then ended in conformity with generally accepted accounting principles.



SINGER LEWAK GREENBAUM & GOLDSTEIN LLP

Los Angeles, California
April 28, 1999

                                                                                     I/O MAGIC CORPORATION
                                                                                            BALANCE SHEETS
                                                           DECEMBER 31, 1998 AND JUNE 30, 1999 (UNAUDITED)
----------------------------------------------------------------------------------------------------------

                   ASSETS

                                                                         December 31,          June 30,
                                                                             1998                 1999
                                                                            ----------      --------------
                                                                                             (unaudited)
CURRENT ASSETS
     Cash                                                                   $1,402,904         $ 2,894,603
     Accounts receivable, net of allowance for doubtful
         accounts of $46,372 and $54,906                                     3,776,413           5,449,384
     Inventory                                                                 733,834           1,963,832
     Prepaid expenses and other current assets                                  60,708             109,167
                                                                            ----------         -----------

              Total current assets                                           5,973,859          10,416,986

FURNITURE AND EQUIPMENT, net                                                   133,231             171,638
OTHER ASSETS                                                                    21,160              29,888
                                                                            ----------         -----------

                      TOTAL ASSETS                                          $6,128,250         $10,618,512
                                                                            ----------         -----------
                                                                            ----------         -----------

     The accompanying notes are an integral part of these financial statements.

                                                                                              I/O MAGIC CORPORATION
                                                                                                     BALANCE SHEETS
                                                                    DECEMBER 31, 1998 AND JUNE 30, 1999 (UNAUDITED)
-------------------------------------------------------------------------------------------------------------------

                                       LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                                    December 31,          June 30,
                                                                                         1998               1999
                                                                                     ----------         -----------
                                                                                                         (unaudited)
CURRENT LIABILITIES
     Notes payable                                                                  $   250,000          $   45,000
     Accounts payable and accrued expenses                                            1,540,643           2,658,774
     Current portion of capital lease obligations                                           208                 581
     Accounts payable to related parties                                              2,984,677           1,261,571
     Note payable to related party                                                      345,500                   -
     Reserves for customer returns and allowances                                       223,379             448,674
                                                                                     ----------         -----------

         Total current liabilities                                                    5,344,407           4,414,600

CAPITAL LEASE OBLIGATIONS, net of current portion                                         6,723               5,457
                                                                                     ----------         -----------

              Total liabilities                                                       5,351,130           4,420,057
                                                                                     ----------         -----------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
     Preferred stock, $0.001 par value
         10,000,000 shares authorized
         none issued and outstanding                                                         --                  --
     Class A common stock, $0.001 par value
         50,000,000 shares authorized
         14,879,546 and 31,919,026 (unaudited) shares issued
              and outstanding                                                            14,880              31,919
     Additional paid-in capital                                                       5,305,681          10,355,348
     Deferred compensation                                                              (27,900)            (21,700)
     Treasury stock, 550,000 shares, at cost                                           (165,000)           (165,000)
     Accumulated deficit                                                             (4,350,541)         (4,002,112)
                                                                                     ----------         -----------

                  Total stockholders' equity                                            777,120           6,198,455
                                                                                     ----------         -----------

                      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                    $ 6,128,250         $10,618,512
                                                                                     ----------         -----------
                                                                                     ----------         -----------

      The accompanying notes are an integral part of these financial statements.


                                                                                              I/O MAGIC CORPORATION
                                                                                           STATEMENTS OF OPERATIONS
                                                                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
                                                        FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998 (UNAUDITED)

-------------------------------------------------------------------------------------------------------------------

                                                       For the Years Ended              For the Six Months Ended
                                                             DECEMBER 31,                        JUNE 30,
                                                   -----------------------------      -----------------------------
                                                       1998              1997             1999              1998
                                                   -----------       -----------      -----------       -----------
                                                                                      (unaudited)       (unaudited)
NET SALES                                          $10,714,363       $ 4,034,701      $13,083,869       $ 3,799,971

COST OF SALES                                        7,927,553         3,417,984        9,905,027         2,801,298
                                                   -----------       -----------      -----------       -----------

GROSS PROFIT                                         2,786,810           616,717        3,178,842           998,673
                                                   -----------       -----------      -----------       -----------

OPERATING EXPENSES
   Selling, marketing, and advertising               2,112,631           642,274        1,538,911           720,069
   General and administrative                        1,263,390         1,416,792        1,287,818           549,895
                                                   -----------       -----------      -----------       -----------

     Total operating expenses                        3,376,021         2,059,066        2,826,729         1,269,964
                                                   -----------       -----------      -----------       -----------

INCOME (LOSS) FROM OPERATIONS                         (589,211)       (1,442,349)         352,113          (271,291)
                                                   -----------       -----------      -----------       -----------

OTHER INCOME (EXPENSE)
   Interest income                                      17,232             6,445            6,000             6,174
   Interest expense                                    (16,674)          (22,823)         (11,384)           (1,454)
   Other income                                        251,435                --            2,100           251,408
                                                   -----------       -----------      -----------       -----------

     Total other income (expense)                      251,993           (16,378)          (3,284)          256,128
                                                   -----------       -----------      -----------       -----------

INCOME (LOSS) BEFORE PROVISION
   FOR INCOME TAXES                                   (337,218)       (1,458,727)         348,829           (15,163)

PROVISION FOR INCOME TAXES                                 800               800              400               800
                                                   -----------       -----------      -----------       -----------

NET INCOME (LOSS)                                  $  (338,018)      $(1,459,527)     $   348,429       $   (15,963)
                                                   -----------       -----------      -----------       -----------
                                                   -----------       -----------      -----------       -----------

BASIC AND DILUTED EARNINGS (LOSS)
   PER SHARE                                       $     (0.02)      $     (0.12)     $      0.01       $        --
                                                   -----------       -----------      -----------       -----------
                                                   -----------       -----------      -----------       -----------

WEIGHTED-AVERAGE SHARES
   OUTSTANDING                                      14,130,105        11,923,028       25,058,544        13,910,534
                                                   -----------       -----------      -----------       -----------
                                                   -----------       -----------      -----------       -----------


     The accompanying notes are an integral part of these financial statements.

                                                                                                               I/O MAGIC CORPORATION
                                                                                                  STATEMENTS OF STOCKHOLDERS' EQUITY
                                                                                  FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
                                                                                  FOR THE SIX MONTHS ENDED JUNE 30, 1999 (UNAUDITED)

------------------------------------------------------------------------------------------------------------------------------------

                                                         ADDITIONAL
                                   CLASS A COMMON STOCK   PAID-IN  SUBSCRIPTIONS    DEFERRED    TREASURY    ACCUMULATED
                                   --------------------
                                    SHARES     AMOUNT     CAPITAL   RECEIVABLE    COMPENSATION    STOCK       DEFICIT     TOTAL
                                  ----------  -------   ----------  ----------    ------------  ----------  -----------   ---------
BALANCE, DECEMBER 31, 1996        11,013,010  $11,013   $3,275,936   $      --     $(105,400)   $       --  $(2,552,996) $  628,553
COMMON STOCK ISSUED FOR
   CASH                              364,000      364      454,636                                                          455,000
OFFERING COSTS                                             (25,000)                                                         (25,000)
COMMON STOCK ISSUED FOR
   CASH AND INVENTORY              2,000,000    2,000    1,498,000    (324,240)                                           1,175,760
COMMON STOCK ISSUED FOR
   SERVICES                           38,201       38       38,163                                                           38,201
COMMON STOCK PURCHASED
   FROM CERTAIN OFFICERS FOR
   CASH                                                                                            (19,800)                 (19,800)
TREASURY STOCK SOLD BY THE
   COMPANY FOR FURNITURE
   AND EQUIPMENT                                             6,158                                  19,800                   25,958
AMORTIZATION  AND ADJUSTMENT
   OF DEFERRED COMPENSATION                                (62,000)                   65,100                                  3,100
WARRANTS ISSUED FOR LEGAL AND
   MARKETING SERVICES                                       42,465      (6,495)                                              35,970
ISSUANCE OF COMMON STOCK IN
   CONNECTION WITH THE EXERCISE
   OF WARRANTS                       338,739      339       16,796                                                           17,135
NET LOSS                                                                                                     (1,459,527) (1,459,527)
                                  ----------  -------   ----------  ----------    ------------  ----------  -----------   ---------

     The accompanying notes are an integral part of these financial statements.

                                                                                                               I/O MAGIC CORPORATION
                                                                                                  STATEMENTS OF STOCKHOLDERS' EQUITY
                                                                                  FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
                                                                                  FOR THE SIX MONTHS ENDED JUNE 30, 1999 (UNAUDITED)

------------------------------------------------------------------------------------------------------------------------------------

                                  CLASS A COMMON STOCK  ADDITIONAL
                                  --------------------    PAID-IN  SUBSCRIPTIONS    DEFERRED    TREASURY    ACCUMULATED
                                    SHARES     AMOUNT     CAPITAL   RECEIVABLE    COMPENSATION    STOCK       DEFICIT     TOTAL
                                  ----------  -------   ----------  ----------    ------------  ----------  -----------   ---------

BALANCE, DECEMBER 31, 1997        13,753,950  $13,754   $5,245,154  $(330,735)      $(40,300)   $       --  $(4,012,523)  $ 875,350
ISSUANCE OF COMMMON STOCK IN
   CONNECTION WITH THE EXERCISE
   OF WARRANTS                     1,105,596    1,106       24,445                                                           25,551
PAYMENT RECEIVED IN 1998 IN
   THE FORM OF INVENTORY                                              324,240                                               324,240
PAYMENT RECEIVED IN 1998 IN
   THE FORM OF LEGAL SERVICES                                           6,495                                                 6,495
COMMON STOCK ISSUED FOR
   SERVICES                           20,000       20        7,480                                                            7,500
AMORTIZATION OF DEFERRED
   COMPENSATION                                                                       12,400                                 12,400
COMMON STOCK PURCHASED
   FOR CASH                                                                                       (165,000)                (165,000)
WARRANTS ISSUED FOR LEGAL AND
   CONSULTING SERVICES                                      28,602                                                           28,602
NET LOSS                                                                                                       (338,018)   (338,018)
                                  ----------  -------   ----------  ----------    ------------  ----------  -----------   ---------
BALANCE, DECEMBER 31, 1998        14,879,546   14,880    5,305,681          --       (27,900)   (165,000)  (4,350,541)    777,120
ISSUANCE OF COMMON STOCK IN
   CONNECTION WITH THE EXERCISE
   OF WARRANTS (unaudited)           372,813      372       66,334                                                           66,706
COMMON STOCK ISSUED FOR
   INVENTORY (unaudited)          16,666,667   16,667    4,983,333                                                        5,000,000


     The accompanying notes are an integral part of these financial statements.

                                                                                                               I/O MAGIC CORPORATION
                                                                                                  STATEMENTS OF STOCKHOLDERS' EQUITY
                                                                                  FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
                                                                                  FOR THE SIX MONTHS ENDED JUNE 30, 1999 (UNAUDITED)

------------------------------------------------------------------------------------------------------------------------------------

                                   CLASS A COMMON STOCK  ADDITIONAL
                                   --------------------   PAID-IN  SUBSCRIPTIONS    DEFERRED    TREASURY    ACCUMULATED
                                    SHARES     AMOUNT     CAPITAL   RECEIVABLE    COMPENSATION    STOCK       DEFICIT     TOTAL
                                  ----------  -------   ----------  ----------    ------------  ----------  -----------   ----------
AMORTIZATION OF DEFERRED
   COMPENSATION (unaudited)                   $         $            $             $  6,200     $           $             $    6,200
NET INCOME (unaudited)                                                                                          348,429      348,429
                                  ----------  -------   ----------  ----------    ------------  ----------  -----------   ----------

BALANCE, JUNE 30, 1999
   (UNAUDITED)                    31,919,026  $31,919  $10,355,348  $       --     $(21,700)    $(165,000)  $(4,002,112)  $6,198,455
                                  ----------  -------   ----------  ----------    ------------  ----------  -----------   ----------
                                  ----------  -------   ----------  ----------    ------------  ----------  -----------   ----------


     The accompanying notes are an integral part of these financial statements.

                                                                                              I/O MAGIC CORPORATION
                                                                                           STATEMENTS OF CASH FLOWS
                                                                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
                                                        FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998 (UNAUDITED)

-------------------------------------------------------------------------------------------------------------------

                                                      For the Years Ended             For the Six Months Ended
                                                           DECEMBER 31,                        JUNE 30,
                                                 -----------------------------      ----------------------------
                                                     1998              1997             1999             1998
                                                 -----------       -----------      -----------       ----------
                                                                                    (unaudited)      (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income (loss)                             $  (338,018)      $(1,459,527)     $   348,429       $ (15,963)
     Adjustments to reconcile net
     income (loss) to net cash provided
     by operating activities
       Depreciation and amortization                  38,721            28,670           22,998          18,172
       Amortization of deferred
         compensation                                 12,400            12,400            6,200           6,200
       Adjustment of deferred
         compensation                                     --            (9,300)              --              --
       Provision for allowance for
         doubtful accounts                          (192,238)          133,670            8,534         (55,882)
       Compensation in connection
         with stock options and warrants
         granted                                      28,602            38,201               --              --
       Note payable to related party                      --                --         (240,000)             --
       Issuance of common stock for
         services                                      7,500            35,970               --              --
   (Increase) decrease in
     Accounts receivable                          (2,992,319)         (377,616)      (1,681,505)       (436,107)
     Inventory                                       193,733         1,283,718        3,770,002         471,282
     Prepaid expenses and other
       current assets                                (31,115)          (12,059)         (48,459)        (57,925)
     Other assets                                         --            (8,304)          (8,728)             --
   Increase (decrease) in
     Accounts payable and accrued
       expenses                                    1,097,481           199,299        1,012,630         491,329
     Accounts payable to related
       parties                                     2,984,677                --       (1,723,106)         82,537
     Reserves for customer returns and
       allowances                                     20,347           203,032          225,295        (124,491)
                                               ---------------  ----------------  ---------------  ----------------

Net cash provided by operating
activities                                           829,771            68,154        1,692,290         379,152
                                               ---------------  ----------------  ---------------  ----------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of furniture and equipment               (51,945)          (46,079)         (61,405)        (22,072)
                                               ---------------  ----------------  ---------------  ----------------

Net cash used in investing activities                (51,945)          (46,079)         (61,405)        (22,072)
                                               ---------------  ----------------  ---------------  ----------------


   The accompanying notes are an integral part of these financial statements.

                                                                                              I/O MAGIC CORPORATION
                                                                               STATEMENTS OF CASH FLOWS (CONTINUED)
                                                                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
                                                        FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998 (UNAUDITED)

-------------------------------------------------------------------------------------------------------------------

                                                     For the Years Ended             For the Six Months Ended
                                                          DECEMBER 31,                        JUNE 30,
                                                 -----------------------------      ----------------------------
                                                     1998             1997              1999            1998
                                                 -----------       -----------      -----------       ----------
                                                                                    (unaudited)       (unaudited)
CASH FLOWS FROM FINANCING ACTIVITIES
   Payments on bridge loans                      $        --       $  (177,500)     $        --       $       --
   Payments on capital lease
     obligations                                      (5,960)           (2,307)            (892)          (3,820)
   Advances due to related parties                  (192,982)         (763,391)              --               --
   Proceeds from issuance of notes
     payable                                         250,000                --               --          100,000
   Payments on notes payable                              --                --         (205,000)              --
   Proceeds from issuance of common
     stock                                                --           705,000           66,706            2,001
   Offering costs on issuance of
     common stock                                         --           (25,000)              --               --
   Purchase of treasury stock                       (165,000)          (19,800)              --          (99,900)
   Proceeds from exercise of warrants                 25,551            17,135               --               --
                                                 -----------       -----------      -----------       ----------

Net cash used in financing activities                (88,391)         (265,863)        (139,186)          (1,719)
                                                 -----------       -----------      -----------       ----------

Net increase (decrease) in cash                      689,435          (243,788)       1,491,699          355,361

CASH, BEGINNING OF PERIOD                            713,469           957,257        1,402,904          713,469
                                                 -----------       -----------      -----------       ----------

CASH, END OF PERIOD                              $ 1,402,904       $   713,469      $ 2,894,603       $1,068,830
                                                 -----------       -----------      -----------       ----------
                                                 -----------       -----------      -----------       ----------

SUPPLEMENTAL DISCLOSURE OF CASH
FLOW INFORMATION

   INTEREST PAID                                 $     2,299       $    22,823      $    11,384       $    1,454
                                                 -----------       -----------      -----------       ----------
                                                 -----------       -----------      -----------       ----------

   INCOME TAXES PAID                             $       800       $       800      $        --       $      800
                                                 -----------       -----------      -----------       ----------
                                                 -----------       -----------      -----------       ----------

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
During the year ended December 31, 1998, the Company entered into the following non-cash transactions:

- Received $324,240 in inventory subscribed during the year ended December 31, 1997.
- Received $6,495 in legal services subscribed during the year ended
  December 31, 1997.


    The accompanying notes are an integral part of these financial statements.

                                                          I/O MAGIC CORPORATION
                                           STATEMENTS OF CASH FLOWS (CONTINUED)
                             FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
                    FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998 (UNAUDITED)

-------------------------------------------------------------------------------

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES (CONTINUED) During the year ended December 31, 1997, the Company entered into the following non-cash transactions:

-  Issued 9,000 shares of common stock for software valued at $25,958.

- Issued 2,000,000 shares of common stock for a $324,240 subscription receivable, $925,760 in inventory, and $250,000 in cash.

- Issued common stock for a subscription receivable valued at $6,495 for legal services to be provided.

- Purchased certain furniture and equipment under a capital lease obligation totaling $15,198.

During the six months ended June 30, 1999, the Company entered into the following non-cash transactions:

- Received $5,000,000 (unaudited) in inventory for 16,666,667 (unaudited) shares of common stock.

- Reflected the reduction of a related party as a reduction to cost of sales of $240,000 (unaudited) and increased reserves of $154,388 (unaudited) (see Note 9).

During the six months ended June 30, 1998, the Company entered into the following non-cash transactions:

- Received $330,735 (unaudited) in inventory subscribed during the six months ended June 30, 1998.


   The accompanying notes are an integral part of these financial statements.

                                                          I/O MAGIC CORPORATION
                                                  NOTES TO FINANCIAL STATEMENTS
                             FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
                    FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED
                                          JUNE 30, 1999 AND 1998 IS UNAUDITED.)

-------------------------------------------------------------------------------

NOTE 1 - ORGANIZATION AND BUSINESS

         I/O Magic Corporation (the "Company"), a Nevada corporation, develops, manufactures through subcontractors, markets, and distributes multimedia and communication card devices for portable and desktop computers. The Company sells its products in the United States to distributors and retail customers.

         In March 1996, I/O Magic Corporation, a California corporation ("I/O Magic California"), originally incorporated on September 30, 1993 entered into a Plan of Exchange and Acquisition Agreement (the "Acquisition Agreement") with Silvercrest International, Inc. ("Silvercrest"), a Nevada corporation. Pursuant to the Acquisition Agreement, Silvercrest acquired all of the outstanding stock of I/O Magic California totaling 6,570,583 shares in exchange for an aggregate 6,570,583 shares of newly-issued common stock. In connection with the Acquisition Agreement, the Company issued 624,704 shares of common stock. For accounting purposes, the acquisition has been treated as a recapitalization of I/O Magic California, with I/O Magic California as the accounting acquirer (reverse acquisition). Prior to the execution of the Acquisition Agreement, Silvercrest was a public company listed on NASDAQ's over-the-counter market with dormant operations and no assets or liabilities. Silvercrest subsequently changed its name to I/O Magic Corporation, a Nevada corporation.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         USE OF ESTIMATES
         ----------------
         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Significant estimates made by management include, but are not limited to, the provisions for allowance of doubtful accounts and price protection on accounts receivable, the net realizability of inventory, the evaluation of potential impairment of furniture and equipment, and the provision for sales returns and warranties. Actual results could materially differ from those estimates.

                                                          I/O MAGIC CORPORATION
                                                  NOTES TO FINANCIAL STATEMENTS
                             FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
                    FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED
                                          JUNE 30, 1999 AND 1998 IS UNAUDITED.)

-------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         FAIR VALUE OF FINANCIAL INSTRUMENTS
         -----------------------------------
         The Company measures its financial assets and liabilities in accordance with generally accepted accounting principles. For certain of the Company's financial instruments, including cash, accounts receivable, and accounts payable and accrued expenses, the carrying amounts approximate fair value due to their short maturities. The amounts shown for capital lease obligations also approximate fair value because interest rates offered to the Company for capital lease obligations of similar maturities are substantially the same.

         INVENTORY
         ---------
         Inventory is stated at the lower of cost, using the weighted-average method, which approximates the first-in, first-out method or market.

         FURNITURE AND EQUIPMENT
         -----------------------
         Furniture and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over estimated useful lives as follows:

           Computer equipment and software                          5 years
           Warehouse equipment                                      7 years
           Office furniture and equipment                      5 to 7 years
           Equipment under capital lease                            5 years
           Leasehold improvements                  Estimated useful life or
                                            lease term whichever is shorter

         Maintenance and minor replacements are charged to expense as incurred.

         ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS
         --------------------------------------------------
         The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS No. 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Management determined that there was no impairment of long-lived assets for all periods presented.

                                                          I/O MAGIC CORPORATION
                                                  NOTES TO FINANCIAL STATEMENTS
                             FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
                    FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED
                                          JUNE 30, 1999 AND 1998 IS UNAUDITED.)

-------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         STOCK BASED COMPENSATION
         ------------------------
         SFAS No. 123, "Accounting for Stock-Based Compensation," establishes and encourages the use of the fair value based method of accounting for stock-based compensation arrangements under which compensation cost is determined using the fair value of stock-based compensation determined as of the date of grant and is recognized over the periods in which the related services are rendered. The statement also permits companies to elect to continue using the current implicit value accounting method specified in Accounting Principles Bulletin ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," to account for stock-based compensation issued to employees. The Company has elected to use the implicit value based method and has disclosed the pro forma effect of using the fair value based method to account for its stock-based compensation. For stock-based compensation issued to non-employees, the Company uses the fair value method of accounting under the provisions of SFAS No. 123.

         REVENUE RECOGNITION
         -------------------
         For transactions satisfying the conditions for revenue recognition under SFAS No. 48, "Revenue Recognition when Right of Return Exists," product revenue is recorded at the time of shipment, net of estimated allowances and returns. For transactions not satisfying the conditions for revenue recognition under SFAS No. 48, product revenue is deferred until the conditions are met, net of an estimate for cost of sales. As of December 31, 1998 and June 30, 1999, the Company had reserves for sales returns totaling $69,146 and $86,326 (unaudited), respectively.

         EARNINGS (LOSS) PER SHARE
         -------------------------
         The Company calculates earnings (loss) per share in accordance with SFAS No. 128, "Earnings Per Share." SFAS No. 128 replaced the presentation of primary and fully diluted earnings (loss) per share with the presentation of basic and diluted earnings (loss) per share. Basic earnings (loss) per share excludes dilution and is calculated by dividing income (loss) available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings (loss) per share includes the potential dilutive effects that could occur if securities or other contracts to issue common stock were exercised or converted into common stock that would then share in the earnings (loss) of the Company.

                                                          I/O MAGIC CORPORATION
                                                  NOTES TO FINANCIAL STATEMENTS
                             FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
                    FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED
                                          JUNE 30, 1999 AND 1998 IS UNAUDITED.)

-------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         NET LOSS PER SHARE (Continued)
         ------------------

         As of June 30, 1999, the Company had common equivalents as follows:

         Weighted-average common shares outstanding during the
           period (unaudited)                                        25,058,544

         Incremental shares assumed to be outstanding since the
           beginning of the period related to stock options and
           warrants outstanding (unaudited)                             549,709
                                                                     ----------

             FULLY DILUTED WEIGHTED-AVERAGE COMMON SHARES AND
               EQUIVALENTS OUTSTANDING (unaudited)                   25,608,253
                                                                     ----------
                                                                     ----------

         As of December 31, 1998 and 1997 and June 30, 1998, the Company had common stock equivalents including options and warrants. The effects of such common stock equivalents were not included in diluted earnings per share as their effects would have been anti-dilutive.

         INCOME TAXES
         ------------
         The Company accounts for its income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax payable for the period, if any, and the change during the period in deferred tax assets and liabilities.

         RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
         -----------------------------------------
         In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income." This statement is not applicable to the Company.

                                                          I/O MAGIC CORPORATION
                                                  NOTES TO FINANCIAL STATEMENTS
                             FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
                    FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED
                                          JUNE 30, 1999 AND 1998 IS UNAUDITED.)

-------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (Continued)
         -----------------------------------------
         In June 1997, the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," is effective for financial statements with fiscal years beginning after December 15, 1997. This statement establishes standards for the way that public entities report selected information about operating segments, products and services, geographic areas, and major customers in interim and annual financial reports. During the years ended December 31, 1998 and 1997 and the six months ended June 30, 1999 and 1998, the Company operated in one segment.

         In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." This statement is not applicable to the Company.

         In June 1998, FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement is not applicable to the Company.

         In October 1998, the FASB issued SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise." This statement is not applicable to the Company.

         In February 1999, the FASB issued SFAS No. 135, "Recession of FASB Statement No. 75 and Technical Corrections." This statement is not applicable to the Company.


NOTE 3 - RISKS AND UNCERTAINTIES

         TECHNOLOGICAL OBSOLESCENCE
         --------------------------
         The computer industry is characterized by rapid technological advancement and change. Should demand for the Company's products prove to be significantly less than anticipated, the ultimate realizable value of such products could be substantially less than the amounts reflected in the accompanying balance sheet.

                                                          I/O MAGIC CORPORATION
                                                  NOTES TO FINANCIAL STATEMENTS
                             FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
                    FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED
                                          JUNE 30, 1999 AND 1998 IS UNAUDITED.)

-------------------------------------------------------------------------------

NOTE 3 - RISKS AND UNCERTAINTIES (CONTINUED)

         RELIANCE ON INDEPENDENT AND RELATED PARTY MANUFACTURERS/SUBCONTRACTORS
         ----------------------------------------------------------------------
         The Company does not maintain its own manufacturing or production facilities and does not intend to do so in the foreseeable future. The Company anticipates that its products will be manufactured and its raw materials and components will be supplied by independent companies, some of which are stockholders of the Company. Many of these independent companies may manufacture and supply products for the Company's existing and potential competitors. As is customary in the manufacturing industry, the Company does not have any material ongoing licensing or other supply agreement with its manufacturers and suppliers. Typically, the purchase order is the Company's "agreement" with the manufacturer. Therefore, any of these companies could terminate its relationship with the Company at any time. In the event the Company were to have difficulties with its present manufacturers and suppliers, the Company could experience delays in supplying products to its customers.

         RELIANCE ON ORIGINAL EQUIPMENT MANUFACTURING ("OEM") CUSTOMERS AND RETAIL DISTRIBUTORS
         ------------------------------------------------------------------
         The Company's success will depend to a significant extent upon the ability to develop and maintain a multi-channel distribution system with OEM customers and retail distributors to sell the Company's products in the marketplace. There can be no assurance that the Company will be successful in obtaining and retaining the OEM customers and retail distributors it requires to continue to grow and expand its marketing and sales efforts.

         LISTING AND MAINTENANCE CRITERIA FOR NASDAQ SECURITIES
         ------------------------------------------------------
         The Company intends to apply for listing of its common stock on NASDAQ for the Small-Cap Market. The initial listing standards for the NASDAQ Small-Cap Market require that the Company have total assets of at least $4,000,000, total stockholders' equity of at least $2,000,000, a public float of at least 100,000 shares with a market value of at least $1,000,000, at least 300 stockholders, a minimum bid price for its common stock of $4 per share, and at least three market makers. To maintain its listing on the NASDAQ Small-Cap Market, the Company must continue to be registered under Section 12(g) of the Securities and Exchange Act of 1934 and have total assets of at least $2,000,000, total stockholders' equity of at least $1,000,000, a public float of at least 100,000 shares with a market value of at least $200,000, at least 300 stockholders, a minimum bid price for its common stock of $1 per share, and at least three market makers. There is no assurance that the Company will be able to obtain or maintain the standards for NASDAQ Small-Cap Market listing.

                                                          I/O MAGIC CORPORATION
                                                  NOTES TO FINANCIAL STATEMENTS
                             FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
                    FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED
                                          JUNE 30, 1999 AND 1998 IS UNAUDITED.)

-------------------------------------------------------------------------------

NOTE 4 - CONCENTRATIONS OF RISK

         CASH
         ----
         As of December 31, 1998 and June 30, 1999, the Company maintained cash balances with a national bank totaling $1,398,596 and $2,907,464 (unaudited), respectively, in excess of federally insured amounts of $100,000.

         CUSTOMERS
         ---------
         During the year ended December 31, 1998, the Company had sales to three major customers that represented approximately 32%, 26%, and 17% of net sales. As of December 31, 1998, the Company had three customers that accounted for 47%, 25% and 15% of accounts receivable.

         During the year ended December 31, 1997, the Company had sales to two major customers that each represented approximately 27% of net sales.

         During the six months ended June 30, 1999, the Company had sales to three major customers that represented approximately 46% (unaudited), 39% (unaudited), and 12% (unaudited) of net sales. As of June 30, 1999, the Company had three customers that accounted for 41% (unaudited), 31% (unaudited) and 10% (unaudited) of accounts receivable.

         During the six months ended June 30, 1998, the Company had sales to two major customers that each represented approximately 36% (unaudited) and 15% (unaudited) of net sales.

         SUPPLIERS
         ---------
         During the year ended December 31, 1998, the Company purchased inventory from three related party vendors that represented approximately 42%, 27%, and 11% of purchases. As of December 31, 1998, no one supplier represented 10% or more of accounts payable.

         During the year ended December 31, 1997, the Company purchased inventory from one related party vendor that represented approximately 33% of purchases.

         During the six months ended June 30, 1999, the Company purchased inventory from two related-party vendors that represented approximately 60% (unaudited) and 20% (unaudited) of purchases. As of June 30, 1999, two suppliers represented 37% (unaudited) and 25% (unaudited) of accounts payable.

         During the six months ended June 30, 1998, the Company purchased inventory from two related-party vendors that represented approximately 73% (unaudited) and 23% (unaudited) of purchases.

                                                          I/O MAGIC CORPORATION
                                                  NOTES TO FINANCIAL STATEMENTS
                             FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
                    FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED
                                          JUNE 30, 1999 AND 1998 IS UNAUDITED.)

-------------------------------------------------------------------------------

NOTE 5 - INVENTORY

         Inventory consisted of the following:

                                                   December 31,      June 30,
                                                       1998            1999
                                                   -----------      -----------
                                                                    (unaudited)

            Raw materials                          $   440,887      $   457,921
            Finished goods                             292,947        1,505,911
                                                   -----------      -----------

                TOTAL                              $   733,834      $ 1,963,832
                                                   -----------      -----------
                                                   -----------      -----------

NOTE 6 - FURNITURE AND EQUIPMENT

         Furniture and equipment consisted of the following:

                                                   December 31,      June 30,
                                                       1998            1999
                                                   -----------      -----------
                                                                    (unaudited)
            Computer equipment and software        $   120,082      $   166,080
            Warehouse equipment                         20,893           36,549
            Office furniture and equipment              66,655           62,135
            Equipment under capital lease               15,198           15,198
            Leasehold improvements                      16,679           20,949
                                                   -----------      -----------

                                                       239,507          300,911
            Less accumulated depreciation
              and amortization                         106,276          129,273
                                                   -----------      -----------

                     TOTAL                         $   133,231      $   171,638
                                                   -----------      -----------
                                                   -----------      -----------

         Depreciation and amortization expense for the years ended December 31, 1998 and 1997 and the six months ended June 30, 1999 and 1998 was $38,721, $28,160, $22,998 (unaudited), and $18,171 (unaudited), respectively.

                                                          I/O MAGIC CORPORATION
                                                  NOTES TO FINANCIAL STATEMENTS
                             FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
                    FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED
                                          JUNE 30, 1999 AND 1998 IS UNAUDITED.)

-------------------------------------------------------------------------------

NOTE 7 - NOTES PAYABLE

         In May 1998, the Company engaged an agent to assist in a private placement (the "1998 Private Placement") to sell up to $250,000 of units, as amended. Each unit consists of a $10,000 note (the "Note") bearing interest at 10% per annum, repayable in full 90 days after the declaration of effectiveness of a Registration Statement, as defined, or 12 months from the date of issue, whichever comes first, and one warrant, exercisable at $1 for 30% of the face value of the Note, and then divided by the price per share as set forth in the Registration Statement, as defined. Through June 1998, the Company sold 25 units for proceeds of $250,000. As of December 31, 1998 and June 30, 1999, accrued interest totaled $14,375 and $4,500 (unaudited), respectively, and is included in accounts payable and accrued expenses on the accompanying balance sheets.

         No expense was recorded for these warrants as such were issued with an exercise price greater than fair market value (see Note 11). In addition, the Company paid $25,000 to the agent for services provided. Such is included in prepaid expenses and other current assets on the accompanying balance sheet and is being amortized over the term of the Notes.


NOTE 8 - CREDIT LINES FROM RELATED PARTIES

         The Company has available a $2,000,000 credit line from a stockholder and supplier for inventory purchases. Borrowings are non-interest bearing and are due 60 days from the date of borrowing. Borrowings are subordinated to bank financings. The credit agreement can be mutually terminated at any time. As of December 31, 1998, no borrowings were outstanding under this agreement. During the six months ended June 30, 1999 (unaudited), such agreement was mutually terminated.

         In connection with a 1997 Strategic Alliance Agreement (the "1997 Strategic Alliance Agreement") (see Notes 10 and 11), the Company also has available a second line of credit through another stockholder and supplier for borrowings up to $2,000,000. Borrowings are non-interest bearing and are due 75 days from the date of borrowing. The credit agreement can be mutually terminated at any time. As of December 31, 1998 and June 30, 1999 (unaudited), there were no outstanding borrowings under this arrangement.

         In connection with an April 1999 subscription agreement, the Company also has available an additional line of credit through a stockholder and vendor that provides a trade credit facility of up to $5,000,000 carrying net 75 day terms, as defined (see Note 11).

                                                          I/O MAGIC CORPORATION
                                                  NOTES TO FINANCIAL STATEMENTS
                             FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
                    FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED
                                          JUNE 30, 1999 AND 1998 IS UNAUDITED.)

-------------------------------------------------------------------------------

NOTE 9 - NOTE PAYABLE TO RELATED PARTY

         As of December 31, 1998, the note payable to related party represents a convertible promissory note to a stockholder for inventory purchases. The note bore interest at 8% and matured March 1, 1997. Accrued interest related to this note totaling $48,888 is included in accounts payable and accrued expenses on the accompanying balance sheet as of December 31, 1998. As of December 31, 1998, the Company was in default under the agreement and disputes any obligation as no consideration was received. The Company ceased accruing interest as of August 1997. In March 1999, the statute of limitations for collection on this note expired.

         During the six months ended June 30, 1999, the Company has reflected as a reduction to cost of sales $240,000 (unaudited) of the total debt and related interest. The remaining $154,388 (unaudited) is included as a reserve for any potential litigation that may arise from this matter. Management does not believe any litigation will arise and has had no contact with the counter-party.

         Pursuant to the terms of the note payable, in the event the Company or its assets are sold or the Company commences an offering of common stock, as defined, the note holder had the right to convert the outstanding balance, including all accrued interest thereon, into shares of the Company's common stock. The conversion factor was defined as either the price per share in the event of sale or the initial public offering price, as defined, divided by 1.5.


NOTE 10 - COMMITMENTS AND CONTINGENCIES

         LEASES
         ------
         The Company leases its facilities and certain equipment under non-cancelable, operating lease agreements, expiring through May 2003. The Company also leases certain manufacturing equipment under a capital lease obligation expiring January 2001.

                                                          I/O MAGIC CORPORATION
                                                  NOTES TO FINANCIAL STATEMENTS
                             FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
                    FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED
                                          JUNE 30, 1999 AND 1998 IS UNAUDITED.)

-------------------------------------------------------------------------------

NOTE 10 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

         LEASES (Continued)
         ------
         Future aggregate minimum annual lease payments under capital and operating lease arrangements are as follows as of December 31, 1998:

             Year Ending                                 Capital     Operating
             December 31,                                 Leases       Leases
             ------------                                -------     ---------
               1999                                      $  5,247    $ 126,728
               2000                                         5,247      171,456
               2001                                           437      171,456
               2002                                            --      171,456
               2003                                            --       71,440
                                                         --------    ---------

                                                           10,931    $ 712,536
                                                                     ---------
               Less amount representing interest            4,000    ---------
                                                         --------

               Present value of minimum lease payments      6,931

               Less current portion                           208
                                                         --------
                        TOTAL                            $  6,723
                                                         --------
                                                         --------

         Interest expense was insignificant for the years ended December 31, 1998 and 1997 and for the six months ended June 30, 1999 (unaudited) and 1998 (unaudited).

         Rent expense was $68,480, $64,069, $48,677 (unaudited), and $34,160
         (unaudited) for the years ended December 31, 1998 and 1997 and the six months ended June 30, 1999 and 1998, respectively, and is included in general and administrative expenses in the accompanying statements of operations.

                                                          I/O MAGIC CORPORATION
                                                  NOTES TO FINANCIAL STATEMENTS
                             FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
                    FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED
                                          JUNE 30, 1999 AND 1998 IS UNAUDITED.)

-------------------------------------------------------------------------------

NOTE 10 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

         SERVICE AGREEMENTS
         ------------------
         Periodically, the Company enters into various agreements for services including, but not limited to, public relations, financial consulting, and manufacturing consulting. The agreements generally are ongoing until such time they are terminated, as defined. Compensation for services is paid either on a fixed monthly rate or based on a percentage, as specified. As of December 31, 1998, the Company was party to one such agreement. During the year ended December 31, 1998, the Company incurred $140,498 in connection with such arrangements. Amounts incurred during the year ended December 31, 1997 were insignificant. During the six months ended June 30, 1999 and 1998, the Company incurred $96,839 (unaudited) and $17,805 (unaudited), respectively, in connection with such agreements.

         EMPLOYMENT CONTRACT
         -------------------
         The Company has entered into an employment contract with one of its officers which expires upon written termination. The agreement calls for a minimum base salary and provides for certain expense allowances. In addition, the agreement provides for a bonus based on the "net profits" of the Company, as defined. The bonus amount ranges from $20,000 to $70,000 for net profits up to $500,000. For net profits in excess of $500,000, the bonus is 7% of such excess. No bonus amounts were paid during the years ended December 31, 1998 and 1997 or during the six months ended June 30, 1999 (unaudited) and 1998 (unaudited) under the terms of this agreement.

         RETAIL AGREEMENTS
         -----------------
         In connection with certain retail agreements, the Company has agreed to pay for certain marketing development and advertising on an ongoing basis. Marketing development and advertising costs are generally agreed upon at the time of the event. The Company also records a liability for co-op marketing based on management's evaluation of historical experience and current industry and Company trends. During the years ended December 31, 1998 and 1997 and the six months ended June 30, 1999 and 1998, the Company incurred $369,679, $287,398, $172,955
         (unaudited), and $184,950 (unaudited), respectively, related to these agreements. Such is included in selling, marketing, and advertising in the accompanying statements of operations.

                                                          I/O MAGIC CORPORATION
                                                  NOTES TO FINANCIAL STATEMENTS
                             FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
                    FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED
                                          JUNE 30, 1999 AND 1998 IS UNAUDITED.)

-------------------------------------------------------------------------------

NOTE 10 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

         RELATED PARTY LICENSE AND DISTRIBUTION AGREEMENT
         ------------------------------------------------
         In connection with the 1997 Strategic Alliance Agreement (see Notes 8 and 11), the Company entered into a definitive license agreement with a stockholder and lender, whereby the Company will license all of its current and future products for nonexclusive distribution into all countries other than the United States and Canada and to mutually agreed-upon OEM's for royalties, as defined. During the years ended December 31, 1998 and 1997 and during the six months ended June 30, 1999 (unaudited), the Company earned no royalties under the terms of this agreement.

         In addition, the Company had two-year exclusive rights through retail channels and select OEMs, as defined, in the North American market to sell products purchased from such stockholder and supplier. This agreement expired May 1998 and was renewable by written agreement. The agreement was not renewed.


NOTE 11 - CAPITAL TRANSACTIONS

         1996 PRIVATE PLACEMENT OF COMMON STOCK
         --------------------------------------
         In connection with a March 1996 private placement of units consisting of common stock and warrants, the Company issued 577,335 shares of common stock for cash at $1.45 per share and 568,002 warrants for cash at $0.05 per warrant, or $1.50 per unit totaling $853,500. Concurrent with this offering, the Company converted $627,500 of notes payable into 598,328 shares of common stock at $1 per share and 598,328 warrants at $0.05 per warrant. These warrants allow the holder to purchase common stock at $2.50 per share, exercisable for a period of three years from the date of issuance. The Company is obligated to register the common stock issuable upon exercise of these warrants in any subsequent Registration Statement filed with the Securities and Exchange Commission ("Piggyback Registration Rights"). These units also carry demand registration rights, as defined. Through December 31, 1998, none of these warrants have been exercised.

                                                          I/O MAGIC CORPORATION
                                                  NOTES TO FINANCIAL STATEMENTS
                             FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
                    FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED
                                          JUNE 30, 1999 AND 1998 IS UNAUDITED.)
-------------------------------------------------------------------------------

NOTE 11 - CAPITAL TRANSACTIONS (CONTINUED)

         1996 PRIVATE PLACEMENT OF COMMON STOCK (Continued)
         --------------------------------------
         As consideration for placement agent services rendered in connection with the March 1996 private placement, the Company issued to the placement agents the following warrants: 58,000 warrants to purchase common stock at an exercise price of $0.70 per share, 131,850 warrants to purchase common stock at an exercise price of $0.01 per share, and 151,850 warrants to purchase common stock at an exercise price of $1.65 per share. The term of these warrants is three years from the date of issuance, and these warrants carry Piggyback Registration Rights. As of December 31, 1998 and 1997, none of these warrants have been exercised.

         1997 PRIVATE PLACEMENT OF COMMON STOCK
         --------------------------------------
         In February 1997, the Company commenced an offering of up to 600,000 units, consisting of one share of restricted common stock for cash at $1.24 per share and one warrant for cash of $0.01 per warrant for a total price of $1.25 per unit ("Unit"), as amended. The warrants are exercisable in whole or in part at any time during the three years from date of issuance at an exercise price of $4.50 and are callable by the Company, as defined. The Units carry registration rights, as defined, as the common stock and the common stock underlying the warrants have not been registered under the Securities Act of 1933. The offering closed in September 1997, at which time the Company had sold 364,000 Units for total proceeds of $455,000. Offering costs related to this private placement totaled approximately $25,000.

         As consideration for placement services rendered in connection with the February 1997 private placement, the Company issued to a placement agent 13,200 warrants carrying the same terms as the warrants discussed in the preceding paragraph.

         COMMON STOCK ISSUED FOR CASH
         ----------------------------
         Through December 31, 1996, the Company issued an aggregate 7,809,998 of shares of common stock for cash totaling $1,528,384, or ranging from $0.01 to $1.00 per share, net of costs of $55,216. Such issuances are net of a 1995 buyback and retirement of 15,783,392 shares of common stock at $0.03 per share, or $459,000 in aggregate.

         COMMON STOCK ISSUED FOR SERVICES
         --------------------------------
         Through December 31, 1996, the Company issued 16,666 restricted shares of common stock for consulting services valued at $166, or $0.01 per share. No compensation expense was charged to operations as the value of the shares and the services was insignificant.

         In February and June 1997, the Company issued an aggregate 38,201 restricted shares of common stock for services to a consultant valued at $38,201, or $1 per share.

                                                          I/O MAGIC CORPORATION
                                                  NOTES TO FINANCIAL STATEMENTS
                             FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
                    FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED
                                          JUNE 30, 1999 AND 1998 IS UNAUDITED.)
-------------------------------------------------------------------------------

NOTE 11 - CAPITAL TRANSACTIONS (CONTINUED)

         COMMON STOCK ISSUED FOR SERVICES (Continued)
         --------------------------------
         During the year ended December 31, 1998, the Company issued 20,000 restricted shares of common stock to an officer in exchange for 20,000 freely tradable shares. The freely tradable shares were issued to a consultant for public relations services valued at the fair market value of $7,500, or $0.375 per share. The freely tradable shares issued carried a 90-day lock-up.

         COMMON STOCK ISSUED IN CONNECTION WITH THE EXERCISE OF WARRANTS
         ---------------------------------------------------------------
         Through December 31, 1996, the Company issued an aggregate of 1,395,312 restricted shares of common stock in connection with the exercise of warrants for cash totaling $100,566, or at a per share price ranging from $0.01 to $0.25 per share.

         During the year ended December 31, 1997, the Company issued an aggregate of 338,739 restricted shares of common stock in connection with the exercise of warrants for cash of $17,135, or at a per share price of $0.05 or $0.10 per share.

         During the year ended December 31, 1998, the Company issued an aggregate of 1,105,596 restricted shares of common stock in connection with the exercise of warrants for cash of $25,551, or at a per share price ranging from $0.05 to $0.55 per share.

         During the six months ended June 30, 1999, the Company issued an aggregate of 372,813 (unaudited) restricted shares of common stock in connection with the exercise of warrants for cash totaling $66,706 (unaudited), or at a per share price ranging from $0.01 (unaudited) to $0.30 (unaudited) per share.

         OTHER COMMON STOCK TRANSACTIONS
         -------------------------------
         In March 1996, in connection with the Acquisition Agreement, the Company issued 624,704 shares of common stock (see Note 1).

         In December 1997, the Company purchased from three officers an aggregate 9,000 freely tradable shares of common stock for cash of $19,800, or at $2.20 per share. Such treasury shares were sold to an outside third party pursuant to an October 1997 agreement for software valued at $25,958, or at $2.88 per share.

                                                          I/O MAGIC CORPORATION
                                                  NOTES TO FINANCIAL STATEMENTS
                             FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
                    FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED
                                          JUNE 30, 1999 AND 1998 IS UNAUDITED.)
-------------------------------------------------------------------------------

NOTE 11 - CAPITAL TRANSACTIONS (CONTINUED)

         1997 STRATEGIC ALLIANCE AGREEMENT
         ---------------------------------
         On September 19, 1997, the Company entered into a strategic alliance agreement with an electronics manufacturer, whereby the Company issued 2,000,000 restricted shares of common stock in exchange for $250,000 in cash and $1,250,000 of inventory for a total value of $1,500,000, or $0.75 per share. Of the $1,250,000, $481,260 was credited toward inventory purchased prior to the agreement. The remaining $768,740 was to be applied to future inventory purchases. As of December 31, 1998, all of the inventory had been received by the Company. These shares carry registration rights, as defined. In connection with this agreement, this electronics manufacturer has established a line of credit for the Company and has certain license and distribution agreements (see Notes 8 and 10).

         During the six months ended June 30, 1999, the Company issued 16,666,667 shares of restricted common stock to a stockholder and vendor valued at $0.30 per share for $5,000,000 of inventory, as defined. In connection with this transaction, the stockholder and vendor established a $5,000,000 line of credit (see Note 8).

         Generally, all new issuances of common stock made by the Company carry registration rights.

         WARRANTS
         --------
         In connection with an October 1995 private placement of notes payable and warrants, the Company issued 805,000 A Warrants to purchase common stock for $0.05 per share exercisable for five years from the date of issuance, and 805,000 B Warrants to purchase common stock for $0.95 per share exercisable for five years from the date of issuance. For every 30 days the B Warrants were outstanding, commencing six months from the date of issuance, the B Warrant holders were entitled to a $0.04 discount on the exercise price per month to a minimum exercise price of $0.50 per share. Interest expense ascribed to the warrants was insignificant. During the years ended December 31, 1998 and 1997, A Warrants aggregating 25,000 and 316,132, respectively, have been exercised. Through December 31, 1996, A Warrants aggregating 63,868 have been exercised. During the year ended December 31, 1998, B Warrants aggregating 25,001 were exercised for cash of $0.55 per share, as adjusted. These units carry Piggyback Registration Rights, as defined.

                                                          I/O MAGIC CORPORATION
                                                  NOTES TO FINANCIAL STATEMENTS
                             FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
                    FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED
                                          JUNE 30, 1999 AND 1998 IS UNAUDITED.)
-------------------------------------------------------------------------------

NOTE 11 - CAPITAL TRANSACTIONS (CONTINUED)

         WARRANTS (Continued)
         --------
         In September 1998, the Company effected the B Warrant call. Pursuant to the terms of the private placement, the B Warrants were callable at the option of the Company, on or after the date that its common stock is registered, in the event its common stock market price equals or exceeds $2.00 per share for 30 consecutive days. The common stock of the Company has not been registered. The B Warrant holders who elected to exercise their warrants were given freely-tradable shares held by an officer/stockholder. The Company issued restricted shares to the officer/stockholder to replace the shares transferred in connection with the exercise of the B Warrants.

         In connection with an October 1995 private placement for placement agent services, the Company issued 125,125 A Warrants to purchase common stock for $0.10 per share exercisable for five years from the date of issue and 125,125 B Warrants to purchase common stock for $1.10 per share exercisable for five years from the date of issue. During the year ended December 31, 1998, no A or B Warrants were exercised. During the years ended December 31, 1997 and 1996, 25,107 and 2,812 A Warrants were exercised, respectively.

         In October 1995, the Company issued to an officer 340,000 warrants to purchase restricted shares of common stock for $0.01 per share exercisable for five years from the date of grant. No compensation expense was charged to operations as the value of the shares was nominal. These warrants carry Piggyback Registration Rights, as defined. During the year ended December 31, 1998, 200,000 of these warrants were exercised.

         During the years ended December 31, 1996 and 1995, the Company issued an aggregate 100,000 warrants to purchase restricted shares of common stock for $1.65 per share exercisable five years from date of grant to a consultant for services provided. Compensation expense related to these warrants was insignificant. Through December 31, 1998, 30,000 of these warrants have been exercised. These warrants carry registration rights, as defined.

         During the year ended December 31, 1996, the Company issued to outside consultants for services received 257,500 warrants to purchase restricted shares of common stock for a per share price of $0.75 or $1.00 exercisable for up to five years from the date of grant. The Company recorded $36,833 of consulting expense to reflect the fair value of the services received. During the years ended December 31, 1998 and 1997, warrants to purchase 250,000 and 7,500 shares of common stock, respectively, expired.

                                                          I/O MAGIC CORPORATION
                                                  NOTES TO FINANCIAL STATEMENTS
                             FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
                    FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED
                                          JUNE 30, 1999 AND 1998 IS UNAUDITED.)
-------------------------------------------------------------------------------

NOTE 11 - CAPITAL TRANSACTIONS (CONTINUED)

         WARRANTS (Continued)
         --------
         During the year ended December 31, 1996, the Company issued to an officer 190,000 warrants to purchase restricted shares of common stock for $0.01 per share exercisable for five years from the date of grant. Compensation expense was charged to operations totaling $9,500, representing the value of the bonus for additional services rendered to the Company. These warrants carry Piggyback Registration Rights, as defined. During the year ended December 31, 1998, all of these warrants were exercised.

         During the year ended December 31, 1997, the Company issued to outside parties 162,465 warrants to purchase restricted shares of common stock at a per share price ranging from $1.00 to $2.24 per share exercisable up to five years from the date of grant. These warrants carry registration rights, as defined. The Company recorded $42,465 of legal and consulting expense to reflect the fair value of the services received. During the year ended December 31, 1998, warrants to purchase 35,000 shares of common stock at $1.68 per share expired. None of these warrants have been exercised.

         During the year ended December 31, 1998, the Company issued to outside consultants 30,000 warrants to purchase restricted shares of common stock at a per share price of $0.01 or $1.00 per share exercisable up to five years from the date of grant. These warrants carry registration rights, as defined. The Company recorded $21,163 of consulting expense to reflect the fair value of the services received. During the year ended December 31, 1998, warrants to purchase 15,000 shares of common stock at $0.01 were exercised.

         In February 1999, the Company issued options to purchase 200,000 (unaudited) shares of restricted common stock to the Company's law firm. The options are exercisable at $0.30 (unaudited) per share for one year. During the six months ended June 30, 1999, such options were exercised.

         STOCK OPTION PLANS
         ------------------
         The Company has incentive stock option and non-qualified stock option plans (the "Plans") for directors, officers, key employees, and consultants. The Plans provide for the granting of options for common shares at exercise prices equal to or exceeding the fair market value at the date of grant, as determined by the Board of Directors. Options generally become exercisable over a period of up to five years from the date of grant and no less than 20% shall become exercisable annually, as determined by the Board of Directors.

                                                          I/O MAGIC CORPORATION
                                                  NOTES TO FINANCIAL STATEMENTS
                             FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
                    FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED
                                          JUNE 30, 1999 AND 1998 IS UNAUDITED.)
-------------------------------------------------------------------------------

NOTE 11 - CAPITAL TRANSACTIONS (CONTINUED)

         STOCK OPTION PLANS (Continued)
         ------------------
         None of the options granted are exercisable prior to one year from the date of grant, unless specified by the Board of Directors. In no event are options to be exercisable after 10 years from the date of grant. The Board of Directors has authorized a total of 3,751,976 shares to be available for grant under the Company's stock option Plans.

         Options granted under the Plans may be either "incentive stock options," within the meaning of Section 422 of the Internal Revenue Code, or "non-qualified stock options," as determined by the Committee at the time of grant. No incentive stock option may be granted to any person who owns stock possessing more than 10% of the combined voting power of all classes of the Company's stock or of its parent ("10% Stockholders") unless the exercise price is at least equal to 110% of fair market value on the date of grant. Options may be granted under the Plans for terms of up to 10 years, except for incentive stock options granted to 10% Stockholders, which are limited to five-year terms.

         The exercise price in the case of incentive stock options granted under the Plans must be at least equal to the fair market value of the common stock as of the date of grant. No incentive stock options may be granted to an optionee under the Plans if the aggregate fair market value (determined on the date of grant) of the stock with respect to which incentive stock options are exercisable by such optionee in any calendar year under all such plans of the Company and its affiliates exceeds $100,000.

         In February 1996, the Company issued options to an officer to purchase 650,000 restricted shares of common stock at $0.01 per share exercisable five years from the date of grant. Compensation expense was charged to operations totaling $6,500, representing the fair value of a bonus for additional services rendered to the Company. These options vested on the date of grant. Additional compensation expense was not deemed appropriate by management as the value of the Company was nominal prior to the effective date of the Acquisition Agreement, the consummation of which was not assured.

         In April 1996, the Company issued options to purchase restricted shares of common stock at $0.01 per share to two employees below market, resulting in the Company recording deferred compensation of $124,000, which was being amortized over five years, the vesting period of the options. During the year ended December 31, 1997, one of the employees left the Company and forfeited his options. Accordingly, the Company reversed the deferred compensation relating to this employee.

                                                          I/O MAGIC CORPORATION
                                                  NOTES TO FINANCIAL STATEMENTS
                             FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
                    FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED
                                          JUNE 30, 1999 AND 1998 IS UNAUDITED.)
-------------------------------------------------------------------------------

NOTE 11 - CAPITAL TRANSACTIONS (CONTINUED)

         STOCK OPTION PLANS (Continued)
         ------------------
         The balance of deferred compensation as of December 31, 1998 and 1997 and as of June 30, 1999 and 1998 totaled $27,900 and $40,300, respectively, and $21,700 (unaudited) and $34,100 (unaudited), respectively.

         During the years ended December 31, 1998 and 1997, the Board of Directors granted options to purchase 350,000 and 300,000, respectively, shares of common stock to an officer and to an employee at exercise prices ranging from $1.13 to $1.82. The options vested immediately and expire over two to five years.

         The following summarizes options and warrants granted and outstanding through June 30, 1999:

                                                   Number of Shares                             Weighted-
                                                   ----------------                              Average
                                                                   Non-                         Exercise
                                               Employee          Employee           Total         Price
                                              ----------        ----------       ----------     ---------
            Balance, December 31,
              1996                               750,000         4,181,633        4,931,633     $  0.99
                Granted                          350,000           526,465          876,465     $  2.74
                Exercised                             --          (341,239)        (341,239)    $  0.05
                Expired, cancelled               (50,000)           (7,500)         (57,500)    $  0.11
                                              ----------        ----------       ----------

            Balance, December 31,
              1997                             1,050,000         4,359,359        5,409,359     $  1.31
                Granted                          300,000            30,000          330,000     $  1.07
                Exercised                       (650,000)         (455,001)      (1,105,001)    $  0.03
                Expired, called                       --        (1,190,124)      (1,190,124)    $  1.11
                                              ----------        ----------       ----------

            Balance, December 31,
              1998                               700,000         2,744,234        3,444,234     $  1.80
                Granted                               --           200,000          200,000     $  0.30
                Exercised                        (50,000)         (322,813)        (372,813)    $  0.18
                Expired, cancelled (unaudited)        --        (1,517,363)      (1,517,363)    $  2.13
                                              ----------        ----------       ----------

            BALANCE, JUNE 30, 1999
              (UNAUDITED)                        650,000         1,104,058        1,754,058     $  1.70
                                              ----------        ----------       ----------
                                              ----------        ----------       ----------

                                                          I/O MAGIC CORPORATION
                                                  NOTES TO FINANCIAL STATEMENTS
                             FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
                    FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED
                                          JUNE 30, 1999 AND 1998 IS UNAUDITED.)
-------------------------------------------------------------------------------

NOTE 11 - CAPITAL TRANSACTIONS (CONTINUED)

         STOCK OPTION PLANS (Continued)
         ------------------
         The following table sets forth the exercise prices, the number of warrants and stock options exercisable and outstanding and the remaining contractual lives of such warrants and stock options as of December 31, 1998:

                                                             Weighted-
                                       Number of              Average
                 Range of             Options and            Remaining
             Exercise Prices            Warrants          Contractual Life
             ---------------          -----------         ----------------
             $  0.01 to 0.50              869,056             1.5 years
             $  0.51 to 1.00              105,465             1.2 years
             $  1.13 to 1.25              360,000             3.4 years
             $  1.65 to 1.82              521,850             0.6 years
             $  2.24 to 2.50            1,210,663             0.2 years
             $          4.50              377,200             1.1 years
                                        ---------
                                        3,444,234
                                        ---------
                                        ---------

         Pro forma information regarding net income (loss) and earnings (loss) per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for the years ended December 31, 1998 and 1997: risk free interest rate of 5.25%; dividend yield of 0%; expected life of five years; and expected volatility of 92%.

         The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                                                          I/O MAGIC CORPORATION
                                                  NOTES TO FINANCIAL STATEMENTS
                             FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
                    FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED
                                          JUNE 30, 1999 AND 1998 IS UNAUDITED.)
-------------------------------------------------------------------------------

NOTE 11 - CAPITAL TRANSACTIONS (CONTINUED)

         STOCK OPTION PLANS (Continued)
         ------------------
         For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options vesting period. Adjustments are made for options forfeited prior to vesting. The effect on compensation expense, net income (loss) and net income (loss) per common share had compensation costs for the Company's stock option plans been determined based on a fair value at the date of grant consistent with the provisions of SFAS No. 123 for the years ended December 31, 1998 and 1997 are as follows:

                                                                     1998            1997
                                                                 ------------    ------------
             Net loss
                 As reported                                      $ (338,018)    $ (1,459,527)
                 Pro forma                                        $ (569,014)    $ (1,845,027)
             Basic and diluted loss per common share
                 As reported                                      $    (0.02)    $      (0.12)
                 Pro forma                                        $    (0.04)    $      (0.16)


NOTE 12 - INCOME TAXES

         The components of the income tax provision were as follows:

                                       For the Years Ended      For the Six Months Ended
                                           December 31,                 June 30,
                                    ------------------------  --------------------------
                                       1998         1997          1999          1998
                                    ----------   -----------   -----------   -----------
                                                                (unaudited)   (unaudited)
                  Current           $      800   $       800   $       400   $       800
                  Deferred                  --            --            --            --
                                    ----------   -----------   -----------   -----------

                    TOTAL           $      800   $       800   $       400   $       800
                                    ----------   -----------   -----------   -----------
                                    ----------   -----------   -----------   -----------

                                                          I/O MAGIC CORPORATION
                                                  NOTES TO FINANCIAL STATEMENTS
                             FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
                    FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED
                                          JUNE 30, 1999 AND 1998 IS UNAUDITED.)
-------------------------------------------------------------------------------

NOTE 12 - INCOME TAXES (CONTINUED)

         Income tax expense (benefit) for the years ended December 31, 1998 and 1997 differed from the amounts computed applying the federal statutory rate of 34% to pre-tax income as a result of:

                                                                             1998            1997
                                                                          -----------    -----------
            Computed "expected" tax benefit                               $ (114,654)   $ (495,967)

            Income (reduction) in income taxes resulting from
                Expenses not deductible for tax purposes                      17,999         9,062
                Change in beginning of the year balance of the
                     valuation allowance for deferred tax assets
                     allocated to income tax expense                          96,927       487,177
                State and local income taxes, net of tax benefit                 528           528
                                                                          -----------   -----------

                         TOTAL                                            $      800    $      800
                                                                          -----------   -----------
                                                                          -----------   -----------

         Significant components of the Company's deferred tax assets and liabilities for federal income taxes for the year ended December 31, 1998 and the six months ended June 30, 1999 consisted of the following:

                                                                         December 31,      June 30,
                                                                             1998            1999
                                                                         -----------    -----------
                                                                                        (unaudited)
            Deferred tax assets
                Net operating loss                                       $ 1,259,000    $ 1,716,000
                Allowance for doubtful accounts                               19,000         22,000
                Allowances for sales returns                                  28,000         34,000
                Allowances for price protection                               62,000        145,000
                Other                                                         13,000         20,000
                Valuation allowance                                       (1,306,000)    (1,816,000)
                                                                         -----------    -----------

                    Total deferred tax assets                                 75,000        121,000

            Deferred tax liabilities
                State tax                                                     75,000        121,000
                                                                         -----------    -----------

                         TOTAL                                           $        --    $        --
                                                                         -----------    -----------
                                                                         -----------    -----------

                                                          I/O MAGIC CORPORATION
                                                  NOTES TO FINANCIAL STATEMENTS
                             FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
                    FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED
                                          JUNE 30, 1999 AND 1998 IS UNAUDITED.)
-------------------------------------------------------------------------------

NOTE 12 - INCOME TAXES (CONTINUED)

         The valuation allowance for deferred tax assets as of December 31, 1998 and 1997 totaled approximately $1,306,000 and $1,218,000, respectively. The net change in the valuation allowance for the years ended December 31, 1998 and 1997 was an increase of approximately $88,000 and $411,000, respectively.

         As of December 31, 1998, the Company had net tax operating loss carryforwards of approximately $3,142,000 available to offset future federal taxable income and tax liabilities. The federal carryforwards expire in varying amounts from 2008 to 2018. The Company also had net tax operating loss carryforwards of approximately $2,157,000 available to offset future California taxable income and tax liabilities. The state carryforwards expire in 2003 and 2009.


NOTE 13 - YEAR 2000 ISSUE (UNAUDITED)

         The Company is conducting a comprehensive review of its computer systems, is inquiring of its major customers and suppliers to identify systems that could be affected by the Year 2000 Issue, and is developing an implementation plan to resolve the Issue.

         The Issue is whether computer systems will properly recognize date-sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. The Company is dependent on computer processing in the conduct of its business activities.

         Based on the review of the computer systems, management does not believe the cost of implementation will be material to the Company's financial position and results of operations.